      As filed with the Securities and Exchange Commission on October 12, 1999
                                                      Registration Nos. 333-____
                                                                    and 811-____
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
                    Pre-Effective Amendment No.  _____                       [_]
                    Post-Effective Amendment No. _____                       [_]
                            and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY                          [X]
ACT OF 1940

                        Amendment No. _____                                  [_]

                               SEPARATE ACCOUNT C
                               ------------------
                           (Exact Name of Registrant)

                           STANDARD INSURANCE COMPANY
                           --------------------------
                              (Name of Depositor)

                  1100 S.W. 6th Avenue, Portland, Oregon 97204
                  --------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (800) 262-7111

Name and Address of Agent for Service:        Copy to:

J. Gregory Ness                               Frederick R. Bellamy, Esq.
Vice President and  Corporate Secretary       Sutherland Asbill & Brennan LLP
Standard Insurance Company                    1275 Pennsylvania Avenue, N.W.
1100 S.W. 6th Avenue                          Washington, D.C. 20004-2415
Portland, Oregon 97204
                                              Marilyn Bishop, Esq.
                                              Retirement Plans Division
                                              Standard Insurance Company
                                              1100 S.W. 6th Avenue
                                              Portland, Oregon 97204

                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                              ___________________

                     Title of securities being registered:
                       Group variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

               Prospectus                                              NAME/SM/
              ______, 2000                                        VARIABLE ANNUITY
 Please read this prospectus carefully before                GROUP VARIABLE ANNUITY CONTRACT
 investing, and keep it for future reference.  It              issued by
 contains important information about the NAME               Standard Insurance Company
 group variable annuity contract.                              Through
                                                             Separate Account C
 To learn more about the Contract, you may want to
 look at the Statement of Additional Information
 dated ______, 1999 (known as the "SAI").  For a             The Contract has __ funding choices -- one
 free copy of the SAI, contact us at:                        fixed account (paying a guaranteed minimum
                                                             fixed rate of interest) and __ variable
 Standard Insurance Company                                  Subaccounts which invest in the following
 Retirement Plans Division                                   mutual fund portfolios:
 P.O. Box 711
 Portland, Oregon  97207                                        American Century Variable Portfolios, Inc.
 Telephone:  _____________                                      .  American Century VP Income & Growth
                                                                .  American Century VP Value
 Standard Insurance Company has filed the SAI with              .  American Century VP International
 the U.S. Securities and Exchange Commission (the
 "SEC") and has incorporated it by reference into               T. Rowe Price Equity Series, Inc.
 this prospectus.  The SAI's table of contents                  .  T. Rowe Price VIP Mid-Cap Growth
 appears on page__ of this prospectus.                          .  T. Rowe Price VIP New America Growth

 The SEC maintains an Internet website                          T. Rowe Price International Series, Inc.
 (http://www.sec.gov) that contains the SAI,                    .  T. Rowe Price VIP International Stock
 material incorporated by reference, and other
 information.                                                   ABC Company Funds, Inc.
                                                                .  Growth Fund
 Variable annuity contracts involve certain risks,              .  Value Fund
 and you may lose some or all of your investment.
 .  We do not guarantee how any of the Subaccounts              DEF Company Funds, Inc.
    will perform.                                               .  Bond Fund
 .  The Contract is not a deposit or obligation of
    any bank, and no bank endorses or guarantees the            This Prospectus must be accompanied by the
    Contract.                                                   Funds' prospectuses.
 .  Neither the U.S. Government nor any federal
    agency insures your investment in the Contract.


Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               Table of Contents
--------------------------------------------------------------------------------

Definitions................................................................    1
Summary....................................................................    4
Standard Insurance Company.................................................    9

   Published Ratings.......................................................   10

Separate Account C - The Variable Account..................................   10

   The Portfolios..........................................................   11
   Fund Management and Fees................................................   12

The Contract...............................................................   12

   Purchase of Contracts...................................................   13
   Deposits................................................................   14
   Valuation of Accumulation Units.........................................   14
   Account Value...........................................................   15
   Variable Account Value..................................................   15
   Transfers...............................................................   16
   Death Benefit...........................................................   17
   Withdrawals.............................................................   17
   Restrictions Under Qualified Plans......................................   20
   Delay of Payments.......................................................   20

Charges and Deductions.....................................................   21

   Withdrawal Charge.......................................................   21
   Administrative Charge...................................................   22
   Insurance and Financial Services Fee....................................   23
   Asset Credit............................................................   24
   Transfer Fee............................................................   24
   Premium Taxes...........................................................   24
   Federal Taxes...........................................................   24
   Fund Expenses...........................................................   25
   Reduction in Charges for Certain Groups.................................   25

Distribution of the Contracts..............................................   25

Federal Tax Matters........................................................   25

   Qualified Contracts.....................................................   26
   Required Distributions..................................................   26
   Corporate Pension and Profit-Sharing Plans..............................   26
   Section 403(b) Plans....................................................   26
   Deferred Compensation Plans.............................................   27

Historical Performance Data................................................   30

Voting Rights..............................................................   30

Legal Proceedings..........................................................   31

Preparing for Year 2000....................................................   32

Financial Statements.......................................................   32

Condensed Financial Information............................................   32

Statement of Additional Information........................................   33

Appendix A:  The Fixed Account.............................................  A-1

Appendix B:  Termination...................................................  B-1

Appendix C:  Loans.........................................................  C-1

Appendix D:  Annuity Payments..............................................  D-1

   Purchase of Annuities...................................................  D-1
   Annuity Purchase Rates..................................................  D-2
   Annuity Payments........................................................  D-2

                                  Definitions
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Account Value            Account Value is value held under this Contract.  The value may be maintained in either the Fixed Account, the Variable Account or both, depending on allocations.
----------------------------------------------------------------------------------------------------------------
Accumulation Unit        An Accumulation Unit is a unit of measure used to calculate the variable Account Value during the accumulation period.
----------------------------------------------------------------------------------------------------------------
Annual Date              The Annual Date is the Contract Date and the same date of the same month each year thereafter.
----------------------------------------------------------------------------------------------------------------
Annuitant and            The Annuitant and Contingent Annuitant are the persons upon whose lives the Annuity
Contingent Annuitant     Payouts made after the Annuity Commencement Date will be based.
----------------------------------------------------------------------------------------------------------------
Annuity Commencement     The Annuity Commencement Date is the date on which annuity payments are to start.
Date
----------------------------------------------------------------------------------------------------------------
Beneficiary              The Beneficiary is the individual or individuals to whom the death benefit is paid if the Annuitant dies before the Annuity Commencement Date.
----------------------------------------------------------------------------------------------------------------
Business Day             A Business Day is any day that the NYSE is open for trading, except the day after
                         Thanksgiving and December 24 or the first weekday preceding December 24 if December 24 is considered the Christmas holiday, or falls on a weekend.  Transactions are processed on Business Days only.
----------------------------------------------------------------------------------------------------------------
Code                     The Code is the Internal Revenue Code of 1986, as amended.
----------------------------------------------------------------------------------------------------------------
Contract                 A Contract is the Standard Insurance Company Group Annuity Contract between you, the
                         Contractowner, and us, Standard Insurance Company.
----------------------------------------------------------------------------------------------------------------
Contract Date            The Contract Date is the effective date of the Contract indicated on the signature page of the Contract.
----------------------------------------------------------------------------------------------------------------
Contract Year            The Contract Year is each twelve-consecutive-month period beginning on an Annual Date.
----------------------------------------------------------------------------------------------------------------
Contractowner            The Contractowner is the party or parties named on the signature page of this Contract or, upon delivery of Written Notice to us at our Home Office in Portland, Oregon, such party's or parties' successor in interest by reason of change of name, merger, consolidation, purchase of stock, or acquisition of substantially all of the assets of the Contractowner's business.

                         The Contractowner may be referred to as you and your.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Deposit                  Deposits are the amounts paid into the Contract (net of any deduction for premium taxes).
----------------------------------------------------------------------------------------------------------------
Home Office              Our Home Office is:
                         Standard Insurance Company
                         Retirement Plans Division
                         1100 S.W. Sixth Avenue
                         Portland, Oregon 97204
                         Or
                         P.O. Box 711
                         Portland, Oregon 97207

                         The Home Office address for deposits only:
                                                     --------
                         Standard Insurance Company
                         Retirement Plans Division, Unit 92
                         P.O. Box 4500
                         Portland, Oregon 97208-4500
----------------------------------------------------------------------------------------------------------------
Investment Option        An Investment Option is an option in which you have chosen to invest your Plan assets.
                         An Investment Option is operative when you instruct us to deposit or transfer your assets to it.  Each Subaccount of the Variable Account and each fixed account option, if any, is a separate Investment Option.
----------------------------------------------------------------------------------------------------------------
Market Value Adjustment  A Market Value Adjustment is a charge deducted from the amounts you withdraw or transfer from a Fixed Account Investment Option.
----------------------------------------------------------------------------------------------------------------
Participant              A Participant is any person defined as a Participant in the Plan, who has enrolled under this Contract and on whose behalf The Standard maintains an Account Value.
----------------------------------------------------------------------------------------------------------------
Pending Allocation       The Pending Allocation Account is the _____ Account used for deposits received without
Account                                                                               --------
                         allocation instructions.
----------------------------------------------------------------------------------------------------------------
Plan                     The Plan is the plan or arrangement named in the Contract Specifications, which includes any employer based arrangement whether or not considered a plan under State or Federal law.
----------------------------------------------------------------------------------------------------------------
Plan Administrator       The Plan Administrator is the Plan sponsor, Plan trustee(s), Plan fiduciary, or a person or persons specifically designated by you to have the authority to control and manage the operation and administration of your Plan.  The Standard is not the Plan
                         Administrator.
----------------------------------------------------------------------------------------------------------------
Portfolio                Any of the underlying portfolios of a mutual fund in which deposits allocated to the
                                                                                    --------
                         Variable Account are indirectly invested.
----------------------------------------------------------------------------------------------------------------
Subaccount               A Subaccount is that portion of the Variable Account which invests in shares of a particular mutual fund portfolio.  There is a separate Subaccount that corresponds to each mutual fund portfolio.
----------------------------------------------------------------------------------------------------------------
The Standard             The Standard is Standard Insurance Company and will also be referred to as we, us, our, and our Company.
----------------------------------------------------------------------------------------------------------------
We, Us, Our              We are Standard Insurance Company.
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
Written Notice           Written Notice is any notice required by the Contract.  Written Notice required of you shall be delivered to us at our Home Office, unless we notify you otherwise.

                         Alternatively, any Written Notice required of us by this Contract shall be sent to you at your last business address on our records.  It is your responsibility to notify us in writing of any changes in your business address.
----------------------------------------------------------------------------------------------------------------
You, Your                You are the Contractowner.
----------------------------------------------------------------------------------------------------------------

                                    Summary
--------------------------------------------------------------------------------

This is a summary of some of the more important points that you should know and consider before purchasing the NAME variable annuity contract.

The NAME Variable Annuity Contract is a group contract issued to an employer, retirement trust (or trustee(s)), or other group contract owner. Standard Insurance Company ("we," "us," "our," or "The Standard") issues the Contract to the Contractowner in connection with a retirement plan or other arrangement maintained by the Contractowner (a "Plan"). Under the Contract, we maintain individual accounts for each Participant under the Plan. We will issue an individual certificate for each Participant. "You" and "your" generally means the Contractowner, but pursuant to the Plan, the Contractowner may in many instances follow a Participant's instructions.

This prospectus only describes the Contracts; it does not describe any Plan or any Participant's rights under a Plan. The terms of the applicable Plan (or any applicable law or regulation) may restrict or override any rights or privileges under the Contract or described in this Prospectus. Participants should consult a competent adviser as to their rights under their Plan.

The Contract

The NAME variable annuity contract lets you and/or your Participants invest on a tax-deferred basis for retirement or other long-term purposes. Tax deferral allows the entire amount invested to remain in the Contract where it can continue to produce an investment return. Therefore, the investment could grow faster than in a comparable taxable investment where current income taxes would be due each year.

Each Participant's Account Value may be divided among the Fixed Account and up to __ of the __ variable Subaccounts which invest in specified portfolios of underlying mutual funds. We guarantee the principal and a minimum interest rate for all amounts allocated to the Fixed Account. (See Appendix A for a discussion of the Fixed Account.) However, the value of all amounts allocated to the variable Subaccounts is not guaranteed. Instead, any investment in the variable Subaccounts will go up or down with the performance of the particular mutual fund portfolios you select. You may lose money on investments in the variable Subaccounts.

Like most annuity contracts, different rules apply to the NAME contract before and after the Annuity Commencement Date you select for each Participant Certificate. Before the Annuity Commencement Date, you may invest more money in the Certificate (subject to the terms of the Plan). After the Annuity Commencement Date, the Participant will receive one or more annuity payments. The amount of money accumulated in the Contract before the Annuity Commencement Date has a major effect on the size of the payments the Participant receives after the Annuity Commencement Date.

Annuity Payments

On the Annuity Commencement Date, you may apply the Account Value to receive fixed annuity payments. We guarantee that fixed annuity payments will remain constant throughout the payment period. See Appendix D for a discussion of annuity payments.

Purchasing the Contract

The Contract is available through certain qualified plans (ones that qualify for favorable Federal income tax treatment), or with a non-qualified deferred compensation arrangement.

Funding Choices

You may allocate each new deposit (and existing Account Value) among variable Subaccounts which invest in the mutual fund portfolios described herein.

You may also allocate purchase payments and Account Value to the Fixed Account. We guarantee your Fixed Account allocation will earn at least 3% interest per year.

Charges and Deductions

We currently do not deduct any charges from your deposits when received. We reserve the right to deduct premium tax charges from deposits in the future.

We make deductions from the Account Value for administrative, insurance, and distribution expenses. First, for administrative services, we deduct a quarterly administrative fee of $___ from each Participant Account. Absent other instructions, this fee shall be deducted pro rata from the Investment Option(s) for each Participant Amount.

Alternatively, you (the Contractowner) may elect to pay this fee independent of the Plan's assets. To do so, you must send us Written Notice of your election.

Second, if you surrender a Certificate or make a cash withdrawal, we may deduct a withdrawal charge. However, there is no withdrawal charge on "benefit withdrawals," as described on p. _____. This withdrawal charge is a percent of the amount withdrawn, based on the Contract Year. It only applies during the first 4 Contract Years. During the first Contract Year the fee is 3% of the amount withdrawn, decreasing to 2% in the next Contract Year, 1% in the third and fourth Contract Years and 0% thereafter. (Surrenders and withdrawals from the Fixed Account that do not qualify as benefit withdrawals may also be subject to a market value adjustment; see Appendix B.)

Third, we deduct an Insurance and Financial Services Fee from the Variable Account assets on a daily basis. The daily fee is deducted at an annual rate of 1.05% to 1.30% of Variable Account assets depending on the portfolio.

In addition, investment management fees, operating expenses, and in some cases 12b-1 fees are deducted from each portfolio of the underlying mutual funds. There is no charge for transfers.

The following tables summarize these charges. (We may also deduct premium tax charges.)

Contractowner Transaction Expenses:
-----------------------------------

Withdrawal Charge (% of amount being withdrawn):

                    Yr        1      2      3      4     5+
                    ---------------------------------------
                    %         3      2      1      1      0
                    ---------------------------------------

Quarterly Administrative Charge..... $_____
-------------------------------

Variable Account Annual Expenses:
---------------------------------

Insurance and Financial Services Fee:

     ---------------------------------------------------------------------
                                                           Insurance and
                                                             Financial
     Portfolio                                             Services Fee
     ---------------------------------------------------------------------
     American Century VP Income & Growth                       1.15%
     ---------------------------------------------------------------------
     American Century VP Value                                 1.15%
     ---------------------------------------------------------------------
     American Century VP International                         1.15%
     ---------------------------------------------------------------------
     T. Rowe Price Mid-Cap Growth                              1.25%
     ---------------------------------------------------------------------
     T. Rowe Price New America Growth                          1.25%
     ---------------------------------------------------------------------
     T. Rowe Price International Stock                         1.25%
     ---------------------------------------------------------------------
     ABC Fund X                                                1.05%
     ---------------------------------------------------------------------
     ABC Fund Y                                                1.10%
     ---------------------------------------------------------------------
     DEF Fund Z                                                1.30%
     ---------------------------------------------------------------------


                          Portfolio Annual Expenses/(1)/
                       (% of net assets of the portfolio)

------------------------------------------------------------------------------------------------------
                                         Management                    Other          Total Portfolio
                                           Fee/(2)/             Expenses/(2)/,/(3)/    Expenses/(2)/
                                         (after any     12b-1        (after any      (after wavier or
Portfolio                                  waiver)      Fees       reimbursement)     reimbursement)
------------------------------------------------------------------------------------------------------
American Century VP Income & Growth
------------------------------------------------------------------------------------------------------
American Century VP Value
------------------------------------------------------------------------------------------------------
American Century VP International
------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth
------------------------------------------------------------------------------------------------------
T. Rowe Price New America Growth
------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
------------------------------------------------------------------------------------------------------
ABC Fund X
------------------------------------------------------------------------------------------------------
ABC Fund Y
------------------------------------------------------------------------------------------------------
DEF Fund Z
------------------------------------------------------------------------------------------------------

/(1)/ These expenses are deducted directly from the assets of the underlying mutual fund portfolios and therefore reduce their net asset value. The investment adviser of each underlying mutual fund supplied the above information, and we have not independently verified it. See the underlying mutual funds' prospectuses for more complete information.

/(2)/ [Footnote table disclosing fees and expenses before waiver or reimbursement]

/(3)/  Other Expenses are those incurred for the year ended December 31, 1998.

  Examples. The following tables give examples of expenses each Participant might pay indirectly, on a $1,000 deposit, assuming 5% annual return on assets (and assuming the entire deposit is allocated to the designated subaccount).

(arrow) If you surrender the Certificate at the end of the applicable time period and it does not qualify as a benefit withdrawal, you would pay the
                   ---
following expenses:

------------------------------------------------------------------------------------------------------------------
Subaccount                                                    1 year                           3 years
----------                                                    ------                           -------
------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth
------------------------------------------------------------------------------------------------------------------
American Century VP Value
------------------------------------------------------------------------------------------------------------------
American Century VP International
------------------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price New America Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
------------------------------------------------------------------------------------------------------------------
ABC Fund X
------------------------------------------------------------------------------------------------------------------
ABC Fund Y
------------------------------------------------------------------------------------------------------------------
DEF Fund Z
------------------------------------------------------------------------------------------------------------------

(arrow) If you surrender the Certificate at the end of the applicable time period and it does qualify as a benefit withdrawal, you would pay the following
              ----
expenses:

------------------------------------------------------------------------------------------------------------------
Subaccount                                                    1 year                           3 years
----------                                                    ------                           -------
------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth
------------------------------------------------------------------------------------------------------------------
American Century VP Value
------------------------------------------------------------------------------------------------------------------
American Century VP International
------------------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price New America Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
------------------------------------------------------------------------------------------------------------------
ABC Fund X
------------------------------------------------------------------------------------------------------------------
ABC Fund Y
------------------------------------------------------------------------------------------------------------------
DEF Fund Z
------------------------------------------------------------------------------------------------------------------

(arrow) If you annuitize or do not surrender the Certificate at the end of the applicable time period, you would pay the following expenses:

------------------------------------------------------------------------------------------------------------------
Subaccount                                                    1 year                           3 years
----------                                                    ------                           -------
------------------------------------------------------------------------------------------------------------------
American Century VP Income & Growth
------------------------------------------------------------------------------------------------------------------
American Century VP Value
------------------------------------------------------------------------------------------------------------------
American Century VP International
------------------------------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price New America Growth
------------------------------------------------------------------------------------------------------------------
T. Rowe Price International Stock
------------------------------------------------------------------------------------------------------------------
ABC Fund X
------------------------------------------------------------------------------------------------------------------
ABC Fund Y
------------------------------------------------------------------------------------------------------------------
DEF Fund Z
------------------------------------------------------------------------------------------------------------------

These examples reflect the $__ quarterly Administrative Fee as a deduction of ___% (annually) of assets in the variable Subaccounts (based on an anticipated average Participant Account Value of $__________). These examples do not reflect any premium tax charges.

These examples are not intended to represent past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% return is purely hypothetical. Actual returns (investment performance) will vary, and may be more or less than 5%.

Taxes

You are generally required to pay taxes on all amounts withdrawn from a qualified contract because deposits were made with before-tax dollars.

Distributions from the Contract are taxed as ordinary income. If the Contract is a 403(b) annuity, then federal tax law restricts the right to make withdrawals from salary reduction contributions (and earnings, if any) credited to your [NAME] Account Value. These withdrawal restrictions apply only to amounts (and earnings, if any) credited after December 31, 1988. Participants may also have to pay a tax penalty if there is a cash withdrawal before age
59 1/2. Federal tax law may also require Participants to start receiving annuity income by a particular date. For more information, see "Federal Tax Matters," page [__]. An employer's retirement plan may also restrict the right to make transfers or take a cash withdrawal.

Withdrawals

Surrender and withdrawals may be prohibited or severely limited by the terms of your Plan and/or applicable law. Severe tax penalties may also apply. See your Plan documents and/or consult a tax adviser before making a surrender or withdrawal.

To the extent permitted by the terms of your Plan and applicable law, a Certificate can be surrendered before the Annuity Commencement Date for the Participant Account Value less any withdrawal charge, administration charge, and any premium tax charge. Surrenders from the Fixed Account may also be subject to a market value adjustment, which could further reduce the proceeds. (The withdrawal charge and market value adjustment will not apply to surrenders that qualify as benefit withdrawals.) Any outstanding loan balance will also be deducted.

To the extent permitted by the terms of your Plan and applicable law, Cash withdrawals can be made from a Participant's Account Value. A withdrawal charge and market value adjustment may be deducted for withdrawals. However, no such deductions are made for benefit withdrawals; see p. ____.

Automatic Partial Withdrawals: Participants may arrange for automatic partial withdrawals of the same dollar amount to be made every month, three months, six months, or twelve months. These withdrawals may be taxable.

Surrenders and withdrawals cannot be made after the applicable Annuity Commencement Date.

Death Benefit

The Contract provides a death benefit if a Participant dies before the Annuity Commencement Date. We will pay the death benefit to the Beneficiary (designated by the Participant) in a lump sum or as a series of annuity payments.

The death benefit is equal to the Account Value less any outstanding loan balance.

Other Information

Free Look: In certain states, you may cancel the Contract by returning it within 10 days after you receive it. When we receive the returned Contract, we will cancel it and generally will refund your Account Value plus any charges deducted. In some states, we will refund the full amount of your deposits instead. (The "free look" period may be longer in some states.)

Transfers: Before the Annuity Commencement Date, you may transfer all or part of a Participant's Account Value from one Subaccount to another Subaccount or to the Fixed Account. There is no charge for a transfer. (Transfers out of the Fixed Account not directed by a Participant may be subject to a market value adjustment; see Appendix B).

Loans: Loans may be available under your Plan, subject to certain conditions. See your Plan and Appendix C.

Financial Information: Our financial statements are in the Statement of Additional Information. There are no financial statements for the Variable Account because, as of the date of this prospectus, it had not commenced operations and had no assets and no liabilities.

Inquiries

If you have questions about your Contract or need to make changes, contact your financial representative who sold you the Contract, or contact us at:

Standard Insurance Company
Retirement Plans Division
P.O. Box 711
Portland, Oregon  97297
Telephone:  800-762-7111


-------------------------------------------------------------------------------

     The Contract is not available in all states. This prospectus does not offer to sell securities in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and the underlying mutual funds' prospectuses carefully before investing. The requirements of your particular retirement plan, an endorsement to the Contract, or limitations or penalties imposed by the Internal Revenue Code (the "Code") may impose limits or restrictions on deposits, surrenders, distributions or benefits, or on other provisions of the Contract. This prospectus does not describe these limitations or restrictions. (See "Federal Tax Matters".)


                          Standard Insurance Company
--------------------------------------------------------------------------------

     Standard Insurance Company offers a wide range of group and individual life, annuity, and disability products, although its major focus has been in the group long-term disability and group life insurance business. The Standard has earned a reputation for financial strength and fulfillment of its obligations and is dedicated to serving its customers. Standard Insurance

Company has met the rigorous standards for membership in the Insurance Marketplace Standards Association (IMSA). IMSA is a voluntary organization created to assist companies in establishing and maintaining high standards of market conduct in the sale of individual life insurance and annuity products. The Standard's IMSA membership signifies, among other things, that the company conducts business according to high standards of honesty and fairness and provides competent and customer-focused sales and services.

     The Standard is licensed in all states (except New York) and the District of Columbia. It was founded in 1906 as the Oregon Life Insurance Company. It became a mutual insurance company in 1929 and adopted its present name in 1946. In 1999, The Standard completed a demutualization process and is now a wholly-owned subsidiary of StanCorp Financial Group, Inc. The initial public offering of stock in StanCorp Financial Group took place on April 16, 1999.

Published Ratings

     We may publish (in advertisements, sales literature, and reports to Contractowners) the ratings and other information assigned to us by one or more independent insurance industry analysts or rating organizations such as A. M. Best Company, Standard & Poor's Corporation, and Weiss Research, Inc. These ratings reflect the organization's current opinion of an insurance company's financial strength and operating performance in comparison to the norms for the insurance industry; they do not reflect the strength, performance, risk, or safety (or lack thereof) of the variable Subaccounts. The claims-paying ability rating as measured by Standard & Poor's is an opinion of an operating insurance company's financial capacity to meet its obligations under its outstanding insurance and annuity policies.

                   Separate Account C - The Variable Account
--------------------------------------------------------------------------------

     On August 2, 1999, Separate Account C (the "Variable Account") was established as an insurance company separate account under Oregon law. The variable Subaccounts are subaccounts or divisions of the Variable Account. The Variable Account is a segregated investment account, meaning that the portion of its assets equal to its reserves and other liabilities may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to each Subaccount are, in accordance with the applicable annuity contracts, credited to or charged against that Subaccount without regard to any other income, gains or losses of any other Subaccount or of The Standard. We do not guarantee the investment performance of the Variable Account or any Subaccount. Any investment gain or loss depends on the investment performance of the funds. Contractowners or Participants, as applicable, assume the full investment risk for all amounts placed in the Variable Account.

     The Variable Account is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (the "1940 Act"). It meets the definition of a "separate account" under the Federal securities law. The SEC does not supervise the Variable Account or The Standard.

     Subject to the terms of the applicable Plan, Participants may choose the Subaccount(s) to which deposits are allocated. There is a separate Subaccount which corresponds to each portfolio. Contractowners or Participants, as applicable, may change allocations without penalty or charges. Shares of the portfolios will be sold at net asset value (see the portfolios' Prospectuses for an explanation of net asset value) to the Variable Account in order to fund the Contracts. The portfolios generally are required to redeem their shares at net asset value upon our request. We reserve the right to add, delete or substitute portfolios.

The Portfolios

     Each Subaccount of the Variable Account invests exclusively in shares of a particular mutual fund portfolio. The assets of each portfolio are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio.

     The investment objectives of each mutual fund portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the prospectuses of the portfolios.


Portfolio               Investment Objective
-----------------------------------------------------------------------------------------------
American Century VP     Seeks dividend growth, current income and capital appreciation.  The
 Income & Growth        Portfolio will seek to achieve its investment objective by investing in common stocks.
-----------------------------------------------------------------------------------------------
American Century VP     Seeks long-term capital growth with income as a secondary objective.
 Value                  Invests primarily in equity securities of well-established companies that management believes to be under-valued.
-----------------------------------------------------------------------------------------------
American Century VP     Seeks capital growth by investing primarily in securities of foreign
 International          companies that management believes to have potential for appreciation.
-----------------------------------------------------------------------------------------------
T. Rowe Price Mid-Cap   Seeks long-term capital appreciation by investing primarily in
 Growth                 companies that offer proven products or services.
-----------------------------------------------------------------------------------------------
T. Rowe Price New       Seeks long-term growth of capital through investments primarily in the
 America Growth         common stocks of U.S. growth companies which operate in service industries.
-----------------------------------------------------------------------------------------------
T. Rowe Price           Seeks long-term growth of capital through investments primarily in
 International Stock    common stocks of established, non-U.S. companies
-----------------------------------------------------------------------------------------------
ABC Fund X
-----------------------------------------------------------------------------------------------
ABC Fund Y
-----------------------------------------------------------------------------------------------
DEF Fund Z
-----------------------------------------------------------------------------------------------


     Each mutual fund portfolio is designed to provide an investment vehicle for variable annuity and variable life insurance contracts issued by various insurance companies (and possibly qualified retirement plans). For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, and other retirement plans, see the prospectuses of the portfolios which accompany this prospectus.

     These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.
However, the investment objectives and policies of certain portfolios available under the Contract are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Contract may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the Contract will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

     We may receive payments or revenues from some or all of the mutual fund portfolios or their investment advisers, which will be applied to reduce the Insurance and Financial Services fee with respect to those portfolios. See "Insurance and Financial Services Fee."

     We will purchase shares of the portfolios at net asset value and allocate them to the appropriate Subaccounts of the Variable Account. We will redeem sufficient shares of the appropriate portfolios to pay Annuity Payouts, death benefits, withdrawal proceeds or for other purposes described in the Contract. If Contractowners or Participants desire to transfer all or part of their investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares for the other Subaccount.

     Some plans limit the portfolios available to Participants.

Fund Management and Fees

     Listed below are the investment advisers for the portfolios, and the investment advisory fee each portfolio pays its investment adviser to manage its investments.

                                                    Advisory Fee
                        Investment                   Annual Rate
     Portfolio           Adviser                 (% of net assets)
     ---------           -------                 -----------------


     [Information to be added by pre-effective amendment]


                                  The Contract
--------------------------------------------------------------------------------

     The Contract is a deferred variable annuity. Your rights and benefits as owner of the Contract are described below and in the Contract. However, we reserve the right to modify the Contract to comply with any law or regulation, or to give you the benefit of any law or regulation, where permitted by state law.

Purchase of Contracts

     A prospective Contractowner wishing to purchase a Contract must apply for it through one of our authorized sales representatives. The completed application is sent to us and we decide whether to accept or reject it. Once the application is accepted, a Contract is prepared and executed by our legally authorized officers. See "Distribution of the Contracts."

     Once we receive a completed application and all other information necessary for processing a purchase order, an initial deposit will be priced no later than two Business Days after we receive the order. Information necessary for processing a purchase or deposit includes the allocation of the deposit among the Participant Accounts, and the allocation among the Subaccounts for each Participant. If we receive deposit amounts without allocation instructions, we will notify the Contractowner and direct the deposit amounts for new Participants to a pending allocation account until we receive all necessary information.

     We will transfer Account Value in the pending allocation account in accordance with allocation percentages elected on properly completed allocation instructions within two valuation dates of receipt of such form, and allocate all future deposits in accordance with these percentages until such time as we are notified of a change. If we do not receive properly completed instructions after we have sent three monthly notices, we will refund the deposits in the pending allocation account, together with earnings thereon (unless applicable ERISA requirements preclude return of earnings), for which no properly completed instructions have been received within 105 days of the day we receive the initial deposit.

     The quarterly administrative charge will not apply to the pending allocation account. Participants may not allocate deposits to, make transfers to or from, take loans from, or make withdrawals from the pending allocation account, except as set forth in the Contract.

     Once we have received your deposit and have validated your crediting and allocation instructions, we will apply your deposits for existing Participants pursuant to those instructions as of the Business Day of receipt and validation of all of the necessary information. Deposits are processed on Business Days only.

     In order to purchase a group contract, the Plan on whose behalf the Contract will be held must be one of the qualified plans for which the Contracts are designed or a nonqualified deferred compensation arrangement. Also, depending on applicable law, a minimum number of Participants may be required to be participating in the Plan. The Standard may impose additional eligibility requirements; any such additional eligibility requirements will be applied in a nondiscriminatory manner.

Deposits

     Deposits are payable to us at a frequency and in an amount selected in the application. In addition, we reserve the right to return amounts exceeding five million dollars received in any one calendar month. If deposits stop, the Contract may remain in force as a paid-up Contract, subject to the termination provisions of Appendix B. Payments may be resumed at any time until the group contract or certificate, as applicable, terminates.

     Deposits are placed into the Variable Account's Subaccounts, each of which invests in shares of its corresponding fund or series, according to a Contractowner's or a Participant's instructions. Deposits for each Participant may be allocated to a maximum of ______ Subaccounts, or to a maximum of _______ Subaccounts and the fixed account.

Valuation of Accumulation Units

     Accumulation Units will be valued once daily as of the close of trading (currently 4:00 p.m., New York time) on each day that the New York Stock Exchange ("NYSE") is open for trading, except (a) the day after Thanksgiving, and (b) either (i) December 24, or (ii) the first weekday preceding December 24, if December 24 falls on a weekend, or if it is considered the Christmas Holiday ("Business Day").

     Accumulation Units. Deposits allocated to the Variable Account are converted into Accumulation Units. The number of Accumulation Units resulting from each deposit is equal to the deposit divided by the value of an Accumulation Unit for the Subaccount for the Valuation Period during which the deposit is received at our Home Office and accepted by us. (A Valuation Period is from the close of trading on the NYSE on one business Day to the close of trading on the next Business Day.) The Accumulation Unit value for each Subaccount was or will be arbitrarily established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Subaccount for any later Valuation Period is calculated by multiplying the value of that unit at the end of the prior valuation period by the Valuation Subaccount's net investment factor for the Valuation Period. The value of a variable Accumulation Unit can go either up or down. The number of Accumulation Units credited to the Account Value will not be changed by any change in the dollar value of Accumulation Units in any Subaccount.

     The net investment factor is used to determined the value of accumulation and annuity unit values for the end of a Valuation Period.

     Net Investment Factor. For any Subaccount of the Variable Account, the net investment factor for a Valuation Period, before the Annuity Commencement Date, is (a) divided by (b), minus (c):

     Where (a) is:

     The net asset value per share of the underlying mutual fund portfolio held in the Subaccount, as of the end of the Valuation Period; plus or minus the per share amount of any dividend or capital gain distributions if the "ex-dividend" date occurs in the Valuation Period; plus or minus a per-share charge or credit as we may determine, as of the end of the Valuation Period, for taxes.

     Where (b) is:

     The net asset value per share held in the Subaccount as of the end of the last prior Valuation Period.

     Where (c) is:

     The daily Insurance and Financial Services Fee times the number of calendar days in the current Valuation Period.

Account Value

     A Participant's Account Value prior to the Annuity Commencement Date is equal to:

     (a)  the Variable Account Value; plus

     (b)  the Fixed Account value.

     Variable Account Value. Variable Account Value is not guaranteed. It equals the sum of the values of the variable Subaccounts under the Contract. The value of each variable Subaccount is calculated on each Business Day.

     Each Participant's Variable Account Value is equal to the sum of each of that Participant's value in each variable Subaccount. On any Business Day, the value of each variable Subaccount for a Participant equals:

     (a) the value, if any, of the Subaccount on the previous Business Day, increased or decreased by its investment experience and daily charge (i.e., the number of Accumulation Units credited to that Participant in that Subaccount as of the previous Business Day, times the applicable Accumulation Unit Value as of the current Business Day); plus

     (b) the amount of any deposits allocated to the Subaccount since the previous Business Day (net of any premium taxes attributable to the deposit); plus

     (c) the amount of any transfers into the Subaccount since the previous Business Day; minus

     (d) the amount of any withdrawals (including any withdrawal charge) from the Subaccount since the previous Business Day; minus

     (e) the amount of any transfers out of the Subaccount since the previous Business Day (including any applicable transfer charge); minus

     (f) the portion of the quarterly Administrative Charge allocated to the Subaccount since the previous Business Day; minus

     (g) the portion of any deduction for premium taxes allocated to the Subaccount since the previous Business Day, or deducted from the deposit.

Deductions (f) and (g) will be made from each Subaccount in the same proportion that the value of the Subaccount bears to the Participant Account Value.

     See Appendix A for a discussion of Fixed Account Value.

Transfers

     Prior to the Annuity Commencement Date (but not thereafter), the Participant or Contractowner may transfer all or a portion of Account Value from one Subaccount to another. A transfer involves the redemption of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values as of the Business Day we receive the transfer request (in good order).

     Transfers shall be made by telephone or electronic communication, unless we have agreed to accept a request in writing. In order to prevent unauthorized or fraudulent telephone transfers, we may require a Contractowner or Participant, as applicable, to provide certain identifying information before we will act upon their instructions. We may also assign the Contractowner or Participant, as applicable, a Personal Identification Number (PIN) to serve as identification. We will not be liable for following telephone instructions we reasonably believe are genuine. Telephone transfer requests may be recorded and written confirmation of all transfer requests will be mailed to the Contractowner or Participant, as applicable.

     A transfer among Subaccounts will result in the purchase of Accumulation Units in one Subaccount and the redemption of Accumulation Units in the other Subaccount. Such a transfer will be effected at Accumulation Unit values calculated at the end of the Valuation Period during which the transfer request is received in good order at our Home Office.

     The Participant or Contractowner may also transfer all or any part of the Account Value from the Subaccount(s) to the Fixed Account, or from the Fixed Account to the various Subaccount(s).

     Transfers (and withdrawals) from the Fixed Account may be subject to a Market Value Adjustment and/or delayed for up to six (6) months. See Appendix B.

     A Contractowner or Participant thinking about a transfer of Account Value should consider the inherent risk involved. Frequent transfers based on short-term expectations (such as for attempted "market timing") may increase the risk that a transfer will be made at an inopportune time.

     There is no charge for a transfer.

     Transfers are not allowed after the Annuity Commencement Date (since only fixed Annuity Payouts are available under the Contract). However, transfers are available after commencement of automatic partial withdrawals.

Death Benefit

     If a Participant dies before the Annuity Commencement Date, a death benefit will be paid to the Participant's designated Beneficiary. The death benefit is equal to the Participant's Account Value less any outstanding loan balance. (No withdrawal charge, administrative charge, or market value adjustment is deducted from the death benefit.) The death benefit will be determined at the end of the Valuation Period during which both due proof of death and election of a form of benefit have been received by The Standard.

     A Participant may designate a Beneficiary during the life of the Participant. Unless otherwise stated in the Beneficiary designation, if there is more than one Beneficiary, they are presumed to share equally. The Participant may change any Beneficiary unless otherwise provided in the previous designation. A change of Beneficiary will revoke any previous designation. A change may be made by filing a written request, in a form acceptable to us, at our Home Office. The change will become effective upon receipt of the written request by us at our Home Office.

     Unless otherwise provided in the Beneficiary designation, if any Beneficiary dies before the Participant, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests. If there are no Beneficiaries, the Beneficiary's interest will pass to a contingent Beneficiary(s), if any. If no Beneficiary or contingent Beneficiary survives the Participant, the death benefit will be paid in one lump sum to the Participant's estate.

     Proof of death will be a certificate of death, a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us. All death benefit payments will be subject to the laws and regulations governing death benefits. In addition, no payment of death benefit provided upon the death of the Participant will be allowed that does not satisfy the requirements of Section 401(a)(9) of the Code, if applicable.

     The death benefit may be paid in a lump sum or under a settlement option then available. If a lump sum settlement is elected, the proceeds will generally be paid within seven days of approval by us of the claim. This payment may be postponed as permitted by the 1940 Act.

Withdrawals

     Withdrawals (and surrenders, or full withdrawals) may be prohibited or severely restricted by the applicable Plan or by laws and regulations applicable to the Plan, or both. The following generally describes only the Contract, and not any Plan or applicable law.

     Benefit Withdrawals. Benefit withdrawals are withdrawals initiated by a Participant because of the Participant's financial hardship, termination of employment, retirement, disability, or death. They also include a cash-out of a Participant's account balance (if less than the amount specified in the Contract), transfers initiated by a Participant, loans to Participants, annuity purchases, and payments made pursuant to a Qualified Domestic Relations Order. We will not deduct a withdrawal charge or market value adjustment from benefit withdrawals. We may require reasonable proof that benefit withdrawals are being made consistent with the terms of the Plan and the Contract.

     Contractowner Withdrawals. Contractowner withdrawals include withdrawals or transfer requests initiated by a Participant due to some corporate act, such as spin-off, divestiture, corporate relocation, layoff, retirement incentive program, partial or total Plan termination, or the liberalization of Plan withdrawal or transfer rules, and any other withdrawal that does not qualify as a benefit withdrawal. We may deduct a withdrawal charge and/or a market value adjustment from Contractowner withdrawals.

     General. All withdrawal requests must be submitted to us in writing, or if the Contractowner and we agree, by telephone or e-mail/Internet communication. Withdrawals generally must be authorized by the group Contractowner. In certain 403(b) plans that are not subject to ERISA, the Participant may submit the withdrawal request.

     The Account Value available upon withdrawal is determined at the end of the Valuation Period during which the request for withdrawal is received at the Home Office. Withdrawal payments from the Variable Account generally will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

     Before we process a withdrawal, we must have valid instructions regarding the Investment Options from which we are to deduct the withdrawals.

     As discussed above, there may be charges associated with withdrawal of Account Value (other than benefit withdrawals) during the first 4 contract years. See Charges and Deductions -- below. You may specify that the withdrawal charge be deducted from the amount you request withdrawn or from the remaining Account Value. If you specify that the charge be deducted from the remaining Account Value, the amount of the total withdrawal will be increased according to a formula for calculating the impact of the applicable withdrawal charge percentage; consequently, the amount of the charge associated with that withdrawal will also increase.

     The tax consequences of withdrawals are discussed later in this booklet. See "Federal Tax Matters".

     The Contract or a Certificate will terminate when there is no applicable Account Value remaining. See the Contract for more information.

     Automatic Partial Withdrawals. A Participant may also establish automatic partial withdrawals by submitting a one-time written request. These automatic partial withdrawals of a fixed dollar amount may be requested on an monthly, quarterly, semi-annual or annual basis. Automatic partial withdrawals are only available before the Annuity Commencement Date. They are not subject to the withdrawal charge. Withdrawals will continue until the Participant's Account Value is exhausted, unless a written request to stop them earlier is submitted.

     Automatic partial withdrawals are subject to all the other policy provisions and terms. If an additional withdrawal is made from a policy participating in automatic partial withdrawals, the automatic partial withdrawals will terminate automatically.

     Automatic partial withdrawals may be subject to a 10% Federal tax penalty and to income tax.

     Restrictions Under Section 403(b) Plans. Severe restrictions apply to withdrawals from variable annuity contracts used as funding vehicles for Section 403(b) retirement plans. Section 403(b) of the Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. As required by Section 403(b), any Contract used for a Section 403(b) plan will prohibit distributions of:

     (a) elective contributions made in years beginning after December 31, 1988;

     (b)  earnings on those contributions;  and

     (c) earnings on amounts attributable to elective contributions held as of the end of the last year beginning before January 1, 1989.

However, distributions of such amounts will be allowed upon:

     (a)  death of the employee;

     (b)  reaching age 59 1/2;

     (c)  separation from service;

     (d)  disability; or

     (e) financial hardship (except that income attributable to elective contributions may not be distributed in the case of hardship).

     Restrictions Under the Texas ORP. The Texas Educational Code does not permit Participants in the Texas Optional Retirement Program ("ORP") to withdraw or surrender their interest in a variable annuity contract issued under the ORP except upon:

     (a) termination of employment in the Texas public institutions of higher education;

     (b)  retirement; or

     (c)  death.

Accordingly, a Participant in the ORP (or the Participant's estate if the Participant has died) will be required to obtain a certificate of termination from the employer or a certificate of death before the account can be redeemed and withdrawals can be made.

Restrictions Under Qualified Plans

     Other restrictions on surrenders and withdrawals or with respect to the election, commencement, or distributions of benefits may apply under qualified policies or under the terms of the Plans for which Contracts are issued.

Delay of Payments

     Contract proceeds from the Variable Account (for withdrawals, surrenders, transfers, loans, annuity payouts, and death benefits) will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) when the market trading is restricted or the SEC declares an emergency, and we cannot value units or the portfolios cannot redeem shares; or (iii) when the SEC so orders to protect Contractowners or Participants.

Assignment

     Assignment, Pledge, Or Transfer. You can assign, pledge, or transfer ownership of this Contract, but only if we have given you prior consent pursuant to a Written Notice and only if the assignment, pledge, or transfer complies with applicable state and federal law. In general, qualified Contracts may not be assigned, pledged, or transferred.

     Commutation, Anticipation, or Encumbrance. Any payments or benefits provided for by this Contract shall not be subject to commutation, anticipation, encumbrance, or alienation by any person, individual, or institution entitled to such payments or benefits unless it complies with applicable state or federal law and we have given you consent pursuant to a Written Notice prior to that transaction.

     Seizure by Operation of Law. No payment or benefit provided by this Contract shall be seized, taken, appropriated, or applied by any legal or equitable process or operation of law to pay any debt or liability of any person entitled to such payments or benefits, except to the extent provided by applicable law and only if we have consented in a prior Written Notice.

"Free Look" Period

     In certain states, if for any reason you are not satisfied with the Contract, you may return it to us within 10 days after you receive it. If you cancel the Contract within this 10-day "free look" period, we will generally refund the Account Value (plus any charges for premium taxes deducted before purchase payments were allocated to funding choices) and the Contract will be void from its effective date. (In some states, we will instead refund the full amount of deposits received.) To cancel the Contract, you must mail or deliver it either to our Home Office or to the registered agent who sold it within 10 days after you receive it. (See "Allocation of Purchase Payments".) The "free look" period may be longer than 10 days where required by state law.

                             Charges and Deductions
--------------------------------------------------------------------------------

     We do not deduct any charges from deposits (except for any premium taxes charged in the Contractowner's or Participant's location). However, certain other charges are deducted to compensate us for providing the insurance benefits set forth in the Contract, for administering and distributing the Contract, for any applicable taxes, and for assuming certain risks in connection with the Contract. These charges are described below.

Withdrawal Charge

     We may deduct a withdrawal charge if the Contractowner or Participant:

     (a)  makes partial withdrawals under a Certificate; or

     (b)  surrenders the Contract or Certificate,

except that there is no withdrawal charge on "benefit withdrawals." Benefit withdrawals are:

     (a) Participant-initiated withdrawals for purposes of financial hardship, termination of employment, retirement, disability, or death, each as defined by the Plan. Participant-initiated withdrawals also include the cash-out of the present value of a Participant's account balance if it is less than the amount specified in the Plan for payment without Participant consent.

     (b) Participant-directed transfers of Account Value among Investment Options, if applicable;

     (c)  Loans to Participants, if applicable;

     (d)  Annuity purchases; and

     (e)  Payments pursuant to a Qualified Domestic Relations Order (QDRO).

     All other withdrawals, whether made by the Contractowner or a participant, are "Contractowner withdrawals" and are subject to the withdrawal charge (and, if from the Fixed Amount, also subject to a market value adjustment; see Appendix B.) Participant-initiated withdrawals or transfer requests directly or indirectly arising out of corporate acts such as spin-offs, divestitures, corporate relocations, layoffs, retirement incentive programs, partial or total Plan terminations, or the liberalization of Plan withdrawal or transfer rules, are all contractowner withdrawals. Such payments are not treated as benefit withdrawals.

     The withdrawal charge is a percent of the amount withdrawn, based on the Contract Year (without regard to how long the Participant has been enrolled under the Contract or how many years elapsed between the applicable deposit and the withdrawal), as specified in the following table of withdrawal charge rates.

               Contract Year    Withdrawal Charge Percentage
               -------------    ----------------------------

                    1                       3%
                    2                       2%
                    3                       1%
                    4                       1%
                    5 or greater            0%

     We will deduct the withdrawal charge from the remaining Account Value, or from the amount paid if there is not enough value remaining. The withdrawal charge partially compensates us for sales expenses, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising, and other marketing and sales promotional activities.

     The amounts we receive from the withdrawal charge may not be sufficient to cover distribution expenses. We expect to recover any deficiency from our general assets (which include amounts derived from the Insurance and Financial Services Fee, as described below).

Administrative Charge

     We deduct a quarterly Administrative Charge of $___ from each Participant Account, for administering the Contract and the Certificates. These expenses include costs of maintaining records, processing death benefit claims, surrenders, transfers and Contract changes, providing reports to Contractowners and Participants, and overhead costs. We reserve the right to change the amount of the quarterly Administrative Charge. However, we must send you Written Notice at least sixty (60) days before the new charge goes into effect. The quarterly Administrative Charge shall be deducted from each Participant Account by reducing the number of Accumulation Units credited to that Account during the accumulation period.

     On the last Business Day of each calendar quarter, we will deduct the Administrative Charge from the Account Value maintained on behalf of each Participant and on behalf of the Contractowner on a pro rata basis based on the balances of such Account Values on such date in the Fixed Account and Variable Account. The full Administrative Charge will be deducted upon withdrawal of the entire Participant Account Value.

     If you choose to pay the Administrative Charge directly, you must give us Written Notice of your election. We will bill you at the end of each calendar quarter for an amount equal to the Administrative Charge times the number of Participants on whose behalf Account Values are maintained as of the last day of the calendar quarter plus the number of Participants that have withdrawn their entire Account Values within that calendar quarter. You must pay the charges within thirty-one (31) days after the date on the statement, or we will deduct them pro rata from the Investment Option(s) in which they apply. However, if this automatic deduction of Fees occurs twice within any twenty-four (24) month period, we may begin deducting fees from the assets in your Investment Options.

Insurance and Financial Services Fee

     The Insurance and Financial Service Fee, described below, will be deducted from the Variable Account assets on a daily basis.

     The Amount of the Insurance and Financial Service Fee shall be a percentage of the average daily net assets in the Variable Account attributable to this group contract, and will depend on the underlying portfolio(s) to which a participant allocates his or her deposits. The fee will reflect whether and to what extent the fund managers pay for certain administrative expenses or otherwise provide revenue to The Standard. The daily fee shall be 1/365th of the following annual rates:


         -------------------------------------------------------------------
         Portfolio                                          Annual Fee Rate
         -------------------------------------------------------------------
         American Century VP Income & Growth                     1.15%
         -------------------------------------------------------------------
         American Century VP Value                               1.15%
         -------------------------------------------------------------------
         American Century VP International                       1.15%
         -------------------------------------------------------------------
         T. Rowe Price Mid-Cap Growth                            1.25%
         -------------------------------------------------------------------
         T. Rowe Price New America Growth                        1.25%
         -------------------------------------------------------------------
         T. Rowe Price International Stock                       1.25%
         -------------------------------------------------------------------
         ABC Fund X                                              1.05%
         -------------------------------------------------------------------
         ABC Fund Y                                              1.10%
         -------------------------------------------------------------------
         DEF Fund Z                                              1.30%
         -------------------------------------------------------------------

     We reserve the right to change the amount of this fee. However, we must send you Written Notice at least sixty (60) days before the new Fee goes into effect. (This type of fee can be referred to as a "mortality and expense risk charge").

     This charge compensates us for financial services, record keeping, and distribution expenses. This charge also compensates us for assuming certain risks with respect to the Contracts. No Insurance and Financial Service Fee is deducted from the Fixed Account. We may realize a profit from this charge.

     The insurance risk we bear arises in part from our obligation to make monthly annuity payments regardless of how long all Annuitants or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in the Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation therefore relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur to provide the financial services under this Contract.

Asset Credit

     Depending on the total amount in your group Contract, The Standard will add an asset credit to each Participant's account value on a quarterly basis in proportion to the amount of the Participant's account value in the Contract, as follows:

-------------------------------------------------------------------------------
         Group                          Annual Asset          Quarterly Asset
     Contract Assets                    Credit Rate             Credit Rate
-------------------------------------------------------------------------------
Up to $5.0 million                         None                    None
-------------------------------------------------------------------------------
$5.0 to $8.0 million                       0.20%                   0.05%
-------------------------------------------------------------------------------
$8.0 to $12.0 million                      0.25%                   0.0625%
-------------------------------------------------------------------------------
$12.0 million or more                      0.30%                   0.0750%
-------------------------------------------------------------------------------

Transfer Fee

     We do not charge for transfers.

Premium Taxes

     We will deduct a charge for any premium taxes we incur. Depending on state and local law, premium taxes can be incurred when you make a deposit. We may also choose to deduct premium taxes when Account Value is withdrawn or surrendered, or when annuity payments start. (The state premium tax rates currently range from 0% to 3.50%. Some local governments charge additional premium taxes.)

Federal Taxes

     Currently no charge is made for Federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Variable Account may also be made. (See "Federal Tax Matters".)

Fund Expenses

     The value of the assets of the variable Subaccounts will reflect the investment management fee and other expenses incurred by the corresponding mutual fund portfolios in which they invest. (See "Summary -- Charges and Deductions".)

Reduction in Charges for Certain Groups

     We may reduce or waive the Insurance and Financial Services Fee, quarterly administration fee and withdrawal charges and/or vary the amount of the asset credit on Contracts that have been sold:

     (a) when sales of the Contract may result in savings of sales or administrative expenses;

     (b) where purchase payments are paid through an approved group payment method; and

     (c) where the size and type of the group or level of deposits may result in savings of administrative or insurance expenses.

     We will not reduce or eliminate the Insurance and Financial Services Fee, quarterly administration fee, or withdrawal charges where such reduction or elimination will unfairly discriminate against any person.

                         Distribution of the Contracts
--------------------------------------------------------------------------------

     _______ is the principal underwriter and the distributor of the Contracts.
_______ may enter into written sales agreements with various broker-dealers to aid in the distribution of the Contracts. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the Contracts. Bonus compensation will be based on the amount of deposits received.

     The maximum commission which could be paid to dealers is 2% on the total deposits received and 1% of assets each Contract Year or an equivalent schedule.

                              Federal Tax Matters
--------------------------------------------------------------------------------

     The following discussion is general and is not intended as tax advice.

     We do not intend to address the tax consequences resulting from all situations in which a person may be entitled to or may receive a distribution under a Contract. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. We have not assessed the likelihood of the continuation of the present Federal income tax laws or of their current interpretation by the Internal Revenue Service. Moreover, we have not attempted to consider any applicable state or other tax laws.

     The Contract may be purchased on a non-tax-qualified basis ("non-qualified contract") or as a qualified contract. Qualified Contracts are designed for use
                                        -------------------
with retirement plans entitled to special income tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").

     Qualified Contracts. The tax rules applicable to a qualified contract vary according to the type of Plan and the terms and conditions of the Plan. The following events may cause adverse tax consequences:

     (a)  contributions in excess of specified limits;

     (b)  distributions prior to age 59 1/2 (subject to certain exceptions);

     (c) distributions that do not conform to specified commencement and minimum distribution rules; and

     (d)  other circumstances specified in the Code.

We make no attempt to provide more than general information about the use of the Contract with the various types of retirement plans. The terms and conditions of the retirement plans may limit the rights otherwise available to you under a qualified contract. You are responsible for determining that contributions, distributions and other transactions with respect to the qualified contract comply with applicable law. If you are purchasing an annuity contract for use with any qualified retirement plan, you should consult your legal counsel and tax advisor regarding the suitability of the annuity contract.

     Required Distributions. For qualified plans under Sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must begin by April 1 of the calendar year following the later of the calendar year in which the Contractowner (or Plan Participant): (a) reaches age 70 1/2; or (b) retires. Distributions must be made in a specified form and manner. If the Participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Contractowner (or Plan Participant) reaches age
70 1/2.

     Corporate Pension and Profit-Sharing Plans. Section 401(a) of the Code permits employers to establish retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. Adverse tax or other legal consequences to the Plan, to the Participant or to both may result if this Contract is purchased by a Section 401(a) plan and later assigned or transferred to any individual.

     Section 403(b) Plans. Under Code Section 403(b), public school systems and certain tax-exempt organizations may purchase annuity contracts for their employees. Generally, payments to Section 403(b) annuity contracts will be excluded from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. Under Section 403(b) annuity contracts, the following amounts may only be distributed upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship:

     (a) elective contributions made in years beginning after December 31, 1988;

     (b)  earnings on those contributions; and

     (c) earnings in such years on amounts held as of the last year beginning before January 1, 1989.

In addition, income attributable to elective contributions may not be distributed in the case of hardship.

     Deferred Compensation Plans. Section 457 of the Code provides for certain deferred compensation plans available with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. Under non-governmental plans, all amounts are subject to the claims of general creditors of the employer and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations.

     Possible Changes in Taxation Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means (such as U.S. Treasury Department regulations, Internal Revenue Service revenue rulings, and judicial decisions). It is possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor regarding such developments and their effect on the Contract.

     We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend this discussion as tax advice.

     Taxation of Annuities in General The following discussion assumes that the Contract will qualify as an annuity contract for Federal income tax purposes. The Statement of Additional Information and "Required Distributions" (at page __ of this prospectus) describe the requirements necessary to qualify.

     Section 72 of the Code governs taxation of annuities in general.

     An owner of any deferred annuity contract who is not a natural person generally must include in income any increase in the excess of the Account Value over the owner's "investment in the contract" during the taxable year. However, there are some exceptions to this rule, and you may wish to discuss these with your tax advisor.

     An annuity owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs. Distribution could be either in the form of a lump sum received by withdrawing all or part of the cash value (i.e., surrender or partial withdrawal) or in the form of annuity payments under the annuity payment method elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Account Value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a lump sum payment or annuity payments) is taxed as ordinary income.

     The following discussion applies to policies owned by natural persons.

     Withdrawals.  In the case of a withdrawal under a qualified contract, a
                                                       ------------------
ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the total Account Value. The "investment in the contract" generally equals the portion, if any, of deposits paid with after-tax dollars (that is, deposits that were not excluded from the individual's gross income). For qualified policies, the "investment in the contract" can be zero. Special rules may apply to a withdrawal from a qualified contract.

     Generally, in the case of a partial withdrawal under a non-qualified
                                                            -------------
contract before the Annuity Commencement Date, amounts received are first
--------
treated as taxable income to the extent that the Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

     In the case of a full surrender under a non-qualified contract, the amount received generally will be taxable to the extent it exceeds the "investment in the contract".

     Annuity Payments. Although the tax consequences may vary depending on the annuity payment method elected under the Contract, generally only the portion of the annuity payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed.

     For fixed annuity payments, in general there is no tax on the portion of
         ----------------------
each annuity payment which reflects the ratio that the "investment in the contract" bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable.

In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

     Penalty Tax. In the case of a distribution from a non-qualified contract, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

     (a)  made on or after the taxpayer attains age 59 1/2;

     (b) made as a result of an owner's death or attributable to the taxpayer's disability; or

     (c)  received in substantially equal periodic payments as a life annuity.

Other tax penalties may apply to distributions from a qualified contract.

     Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. "Eligible rollover distributions" from Section 401(a) plans and Section 403(a) and 403(b) annuity plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

     Aggregation of Contracts. All non-qualified deferred annuities entered into after October 21, 1988 that we (or our affiliates) issued to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. In addition, there may be other situations in which the U.S. Treasury Department may (under its authority to issue regulations or otherwise) conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. Accordingly, you should consult a competent tax advisor before purchasing more than one annuity contract.

     Transfers and Assignments. A transfer or assignment of ownership of a Contract, or designation of an Annuitant or other Beneficiary who is not also the owner, may result in certain tax consequences to the Contractowner that are not discussed herein. If you are contemplating any such transfer, assignment or designation, you should contact a competent tax advisor with respect to the potential tax effects of such transaction.

     Death Benefits. Amounts may be distributed from a Contract because of the death of a Contractowner or an Annuitant. Generally, such amounts are includable in the income of the recipient as follows:

     (a) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract, as described above; or

     (b) if distributed under an annuity payment method, they are taxed in the same manner as annuity payments, as described above.

     All Contracts. As noted above, the foregoing comments about the Federal tax consequences under the Contract are not exhaustive, and special rules apply to other tax situations not discussed in this prospectus. Further, the Federal tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate tax and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contractowner or recipient of a distribution. A competent tax advisor should be consulted for further information.

                          Historical Performance Data
--------------------------------------------------------------------------------

     We may advertise yields and total returns for the Subaccounts of the Variable Account. These figures are historical and are not intended to indicate future performance.

     We calculate the total return of Subaccounts for portfolios for various periods of time, including (a) one year; (b) five years; (c) ten years; and (d) the period starting when the Subaccount commenced operations.

     The average annual total return is the annual compounded rate of return at which an initial investment of $1,000 would have grown to reach to the redeemable value of that investment at the end of each of the various measurement periods. We may also disclose cumulative total returns and returns for various time periods. We may disclose performance figures that reflect the withdrawal charge, and also figures that assume the Contract is not surrendered and therefore do not reflect any withdrawal charge.

     We may also disclose performance for periods beginning before the Subaccounts of the Variable Account commenced operations, based upon the actual performance of the underlying mutual fund portfolios adjusted to reflect the Contract's and the Variable Account's charges and deductions.

     The Statement of Additional Information has more information about performance data calculations.

                                 Voting Rights
--------------------------------------------------------------------------------

     To the extent required by law, we will vote shares of the mutual fund portfolios held by the Variable Account according to instructions received from persons having voting interests in those variable Subaccounts (generally the Contractowner). If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, or if we determine that we are allowed to vote the mutual fund portfolios' shares in our own right, we may elect to do so. The mutual funds generally do not hold regular annual shareholder meetings.

     The number of votes that you may direct to us to cast will be calculated separately for each variable Subaccount. We will determine that number by applying your percentage interest, if any, in a particular variable Subaccount to the total number of votes attributable to that variable Subaccount. Before the Annuity Commencement Date, you hold a voting interest in each variable Subaccount to which Account Value is allocated. In determining the number of votes, fractional shares will be recognized.

     The number of votes for a portfolio which are available will be determined as of the record date established by each mutual fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the mutual funds.

     Portfolio shares attributable to the policies for which no timely instructions are received will be voted in proportion to the voting instructions which are received with respect to all NAME policies participating in the variable Subaccount. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

     Each person having a voting interest in a variable Subaccount will receive proxy material, reports and other materials relating to the appropriate portfolio of the mutual funds.

                               Legal Proceedings
--------------------------------------------------------------------------------

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Variable Account.

                                   Year 2000
--------------------------------------------------------------------------------

Year 2000

     The Year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. Any of the Company's computer programs that include date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions and engage in normal business activities.

     Based on an assessment, the Company determined a need to modify, upgrade or replace significant portions of its software so that its computer systems will function properly beyond December 31, 1999. Management believes that with modifications to existing software and hardware and conversions to new software and hardware, the Year 2000 issue will be mitigated. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 issue could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has assessed its computer hardware for Year 2000 readiness. The hardware is generally compliant, with the exception of a few personal computers, which are being replaced in the normal course of business and will be completed by the end of 1999. In addition, the Company has assessed its non-information technology systems and has found them to be Year 2000 ready.

     The Company has established milestone dates for each of the critical subprojects that comprise the Company's master year 2000 plan. These milestone dates are key events for determining whether the remediation or replacement of a critical system will be completed successfully and on time. If any milestone date is missed, the Company will commence the development of a contingency plan that will either remediate or replace the system that the subproject was designed to bring into compliance. As of June 30, 1999, all subprojects have progressed through identified milestones, and as the result of this progress, no contingency plans were initiated during the six months ended June 30, 1999. There can be no guarantee that the Company's method of developing contingency plans or the contingency plans themselves, if required, will prevent the Year 2000 issue from having a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is using both internal and external resources to reprogram, upgrade or replace and test its software and hardware for Year 2000 readiness. At June 30, 1999, the Company had completed the Year 2000 project for all business-critical applications. Based on presently available information, the Company estimates the total remaining cost at June 30, 1999 of the Year 2000 project to be approximately $1.0 million. These costs are being funded through operating cash flows and expensed as incurred. As of June 30, 1999, the Company has incurred and expensed approximately $14.0 million related to assessment and remediation or replacement in connection with the Year 2000 project since inception.

     The costs of the Year 2000 project and the date on which the Company plans to complete the Year 2000 modifications are based on management's estimates, which were derived using various assumptions regarding future events, including the continued availability of certain resources, third-party modification plans and other factors. Actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, supplier and large customer compliance and similar uncertainties.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which Standard is vulnerable to those third parties' failure to remediate their own Year 2000 issues. A majority of the Company's significant suppliers have given assurances that they are, or will be, Year 2000 compliant by December 31, 1999. The Company continues to monitor significant suppliers and is taking appropriate action, if necessary, for non-compliant suppliers. The Company has also received adequate assurances that its major customers that have systems that connect with the Company's systems are, or will be, Year 2000 compliant by December 31, 1999. While management believes that it is not at significant risk that its significant suppliers and large customers will not be Year 2000 compliant, there can be no guarantee that the hardware and software of other companies, governmental agencies or other entities on which the Company relies will be converted on a timely basis, or that a failure to convert by another entity, or a conversion that is incompatible with the Company's hardware and software, would not have a material adverse effect on the Company's business, financial condition or results of operations.

                              Financial Statements
--------------------------------------------------------------------------------

     Our financial statements (as well as the Auditors' Reports thereon) are in the Statement of Additional Information.

                        Condensed Financial Information
--------------------------------------------------------------------------------

     There is no condensed financial information for the Variable Account because, as of the date of this prospectus, it had not commenced operations.

                      Statement of Additional Information
--------------------------------------------------------------------------------

     A Statement of Additional Information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the Statement of Additional Information:

                              Table of Contents

Additional Contract Provisions...............................................B-3
     Your Responsibilities...................................................B-3
     Assignment..............................................................B-3
     Non-Waiver..............................................................B-3
     Data Supplied By You....................................................B-4
     Entire Contract.........................................................B-4
     Amendment...............................................................B-4
     Modification............................................................B-4
     Incontestability........................................................B-4
     Nonparticipation........................................................B-4
Independent Auditors.........................................................B-5
Books and Records............................................................B-5
Distribution of the Contracts................................................B-5
Legal Matters................................................................B-5
Calculation of Variable Account and Adjusted Historic Portfolio
  Performance Data...........................................................B-6
     Average Annual Total Returns............................................B-7
     Non-Standard Subaccount Total Returns...................................B-6
     Adjusted Historic Portfolio Performance Data............................B-7
     Effect of the Quarterly Administration Charge on Performance Data.......B-7
Historic Performance Data....................................................B-8
     General Limitations.....................................................B-8
     Time Periods Before the Date the Variable Account Commenced Operations..B-8
     Table of Adjusted Historic Total Return Quotations......................B-8
Federal Tax Matters.........................................................B-10
     General................................................................B-10
     Qualified Plans........................................................B-10
     Public School Systems and Section 501(C)(3) Organizations (403(B)).....B-10
     Qualified Corporate Employee's Pension and Profit-Sharing Trusts and
        Qualified Annuity Plans.............................................B-11
     Deferred Compensation Plans (457 Plans)................................B-11
     Simplified Employee Pension Plans (SEP)................................B-12
     Savings Incentive Matched Plan for Employees (SIMPLE)..................B-12
     Tax on Distributions from Qualified Contracts..........................B-12
     Tax Status of the Contracts............................................B-13
     Other Considerations...................................................B-14
Addition, Deletion or Substitution of Investments...........................B-14
Other Information...........................................................B-15
     Financial Statements...................................................B-15

This Prospectus sets forth information about the NAME Variable Annuity Contract that a prospective investor should know before investing. The Statement of Additional Information contains more detailed information about the Contract and the Variable Account. This Statement of Additional Information is available upon request at no charge. To obtain such information, return this request form to the address shown below.

================[GRAPHIC:  Pair of scissors]================================

TO:      Standard Insurance Company
         Administrative Office
         [insert address]

Please send me a Statement of Additional Information for the NAME Variable Annuity.


Name

Address



Telephone    (   )  -

                         Appendix A:  The Fixed Account
--------------------------------------------------------------------------------

     The Fixed Account is the funding choice guaranteeing principal and a minimum fixed rate of interest. Interests in the Fixed Account are not registered under the Securities Act of 1933, and it is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the Fixed Account has not been reviewed by the staff of the SEC.

     The Fixed Account is a part of our general account, which includes all of our assets other than those in any separate account. We guarantee that we will credit interest at a rate of not less than 3% per year to Account Value allocated to the Fixed Account. We may credit interest at a rate in excess of 3% per year, but any excess interest credited will be determined in our sole discretion. The Contractowner and Participants assume the risk that interest credited to the Fixed Account may not exceed 3% per year. The Fixed Account may not be available in all states.

     The Contractowner or Participant determines the allocation of Account Value to the Fixed Account. Before the Annuity Commencement Date, you may transfer all or part of the Account Value in the Fixed Account to one or more of the variable Subaccounts. After the Annuity Commencement Date, transfers out of the Fixed Account are not allowed. (See "Transfers".)

     Fixed Account Value. On any Business Day, a Participant's Fixed Account value is equal to:

     (a)  the value of the Fixed Account on the previous Business Day; plus

     (b) total interest credited on the value of the Fixed Account since the previous Business Day; plus

     (c) the sum of all deposits (net of any applicable premium taxes) allocated to the Fixed Account since the previous Business Day; plus

     (d) any amounts transferred into the Fixed Account since the previous Business Day; less

     (e) any amounts transferred out of the Fixed Account since the previous Business Day (including any transfer charge); less

     (f) the amount of any withdrawals (including withdrawal charges) allocated to the Fixed Account since the previous Business Day; less

     (g) the portion of any deduction for premium taxes allocated to the Fixed Account since the previous Business Day.

     Market Value Adjustment. A Market Value Adjustment ("MVA") will be charged on any Contractowner withdrawals from the Fixed Account or upon termination of this investment option or the Contract. The amount of the MVA will be deducted from the gross amount to be disbursed. The MVA is defined as a market value factor times the Account Value to be withdrawn. The market value factor is the lesser of 1.00 or the ratio of:

                               Current Bond Price
                               ------------------
                               Par Value of Bond

     Current Bond Price equals the price of a bond:

     a.  issued with a maturity of 5 years;
     b. bearing interest at the weighted average of the declared interest rates in effect as of the termination date; and
     c. calculated to yield the Merrill Lynch Baa Intermediate Industrial Average for the week in which the notice of withdrawal is received.

     The amount payable will never be less than the principal in the Fixed Account accumulated at the annual interest rate required under applicable state minimum nonforfeiture laws.

                             Appendix B:  Termination
--------------------------------------------------------------------------------

     A group Contractowner may discontinue a group contract at any time by giving Written Notice to The Standard. The Written Notice must specify a date on which termination shall be effective. However, the date chosen for termination can not be earlier than thirty (30) days after we receive your Written Notice at our Home Office, unless we agree otherwise.

     We may terminate this Contract at any time after we send the group Contractowner Written Notice. We may terminate the Contract for reasonable cause, which may include any one of the following circumstances:

          1. if we believe you are not abiding by state and federal law in connection with this Contract or the Plan;

          2. if you have not rendered the performance necessary to comply with the terms of this Contract;

          3. if the balance in all of your Investment Options has fallen below $25,000;

          4.   if the Internal Revenue Service disqualifies your Plan; or

          5. if your Plan has not been adopted within a reasonable period of time.

     Our Written Notice of termination to you shall specify an effective date. The date chosen shall be no sooner than 30 days after the date you receive Written Notice. We will allow you a reasonable period to remedy the reason for termination.

     As of the date the Contract is discontinued, no additional deposits will be accepted. However, transfers, withdrawals, and loans will continue to be permitted, in accordance with the terms of the Contract. We will also continue to deduct fees until the balance in your Investment Options is zero.

     You shall direct us, by Written Notice, how to dispose of your funds. You may receive either: (a) a single payment, (b) installment payments, or (c) a distribution of annuities or benefits as agreed to by you and us. Any distribution of funds may be subject to a market value adjustment and a withdrawal charge.

     Subject to applicable regulatory requirements, if an allocated group contract is discontinued because it fails to qualify for special tax treatment under Code Section 401, 403, 408, 414, or 457, the Account Value will be paid to the Contractowner or Participant, subject to the charges and restrictions applicable to a withdrawal of the entire Account Value. Participants will be given Written Notice.

     In the event that The Standard ceases to offer the Contracts to new purchasers, we may also determine to deactivate a group contract by prohibiting additional deposits and/or the addition of new Participants under the Contract. Contractowners will be given at least 90 days' notice of deactivation of the Contract.

                               Appendix C:  Loans
--------------------------------------------------------------------------------

     A Participant under a Plan that permits loans may apply for a loan under the Contract prior to such Participant's Annuity Commencement Date. A Participant must complete a loan application and assign Account Value in the Fixed Account equal to the loan amount as security for the loan. If the Account Value in the Fixed Account is less than the loan amount, we will transfer Account Value from the Variable Account to the Fixed Account, from either the Subaccounts specified by the Participant or on a pro rata basis from all Subaccounts. For purposes of applying transfer and withdrawal restrictions from the Fixed Account, any amount allocated to the Fixed Account as security for a loan will be included in the calculation of Account Value in the Fixed Account. However, neither withdrawals nor transfers from the Fixed Account are allowed to the extent that such a withdrawal or transfer would cause the value in the Fixed Account to be less than any outstanding loan.

     The minimum loan amount is $1,000. A Participant may borrow up to the lesser of 50% of the Account Value or $50,000 on all outstanding loans to the Participant under all plans. However, for Plans not subject to ERISA, if 50% of the total Account Value is less than $10,000, the Participant may borrow the lesser of $10,000 or 100% of the Account Value. A Participant may have only one Contract loan with us at any one time. Also, if the Participant has taken a loan during the preceding twelve month period, the $50,000 maximum loan limit is reduced by the excess of the highest outstanding balance of loans during the preceding twelve month period over the outstanding current loan balance.

     The loan interest rate is adjustable, which means it may change from time to time. We will declare the initial annual loan rate of interest quarterly. The loan rate for an existing loan may decrease, but it will never increase. During the time that the loan is outstanding, the amount of the loan principal pledged as security for the loan will earn interest at an annual rate of at least 3.00%, as specified in the Contract. Loan payments of principal and interest must be paid in level amortized payments, either monthly or quarterly.
The loan must be repaid within 5 years unless it is being used to   purchase a
principal residence for the Participant in which case the loan must be repaid within 20 years or less.

     The amounts and terms of a Participant loan may be subject to the restrictions imposed under Code Section 72(p), Title I of ERISA, and any applicable Plan. Loans that are not established or repaid in accordance with Code Section 72(p) are treated as taxable distributions, may be subject to penalty tax, and may adversely affect the qualification of the Plan. Under certain contracts, a one-time fee of up to $100 may be charged to set up a loan. Please see your Contract for more information about loans, including interest rates and applicable fees and charges.

                         Appendix D:  Annuity Payments
--------------------------------------------------------------------------------

     We offer only fixed annuity payments under this Contract. Fixed annuity payments provide guaranteed annuity payments which remain fixed in amount throughout the payment period.

Purchase of Annuities

     Beginning with the Contract Date and until the date this Contract is subsequently terminated, you shall have the right to purchase annuities. "Premium" means the purchase amount.

     To purchase annuities, you may do so by sending us a request for an annuity form which is (1) acceptable to us; (2) provided for under the terms of your Plan; and (3) authorized by the Plan Administrator.

     We offer the following types of annuities:

         .  Life Annuity -- Monthly income payable for the life of the annuitant
            ------------
            only, with no payments after the annuitant's death.

         .  Certain and Life Annuity -- Monthly income payable for the life of
            ------------------------
            the annuitant with the provision that if the annuitant should die after commencement of payments, but before the end of a certain period of 60, 120, or 180 months, as elected, payments will be continued for the remainder of the certain period to a designated beneficiary; PROVIDED, however, that the certain period election shall not extend beyond any applicable limit imposed by law.

         .  Joint and Survivor Annuity -- Monthly income payable for the life
            --------------------------
            of the annuitant, and thereafter for the life of a designated contingent annuitant. Monthly payments to the contingent annuitant may be: the same amount as, one-half of, or two-thirds of the monthly payments to the annuitant, as you specify.

     We may provide other annuity forms required by the Plan or requested by you and which are acceptable to us.

     You must provide us with certain information, including the Participant, the purchase date, the form of annuity desired, the Annuity Commencement Date, the amount of payment or Premium (if other than the Participant's Account Value), information about the annuitant and (if applicable) the contingent annuitant and beneficiary, and how often we should make payments.

     The first annuity payment will be made as of the Annuity Commencement Date. You select the Annuity Commencement Date, subject to certain restrictions. Generally, payments from a qualified plan must commence by April 1 following the year in which occurs the later of the date you retire or attain age 70 1/2 (the required beginning date). If no selection is made, the

Annuity Commencement Date will be the required beginning date, if applicable, or otherwise the later of the Annuitant's age 85 or 10 years after the Contract's effective date, or the date required by state law. You may change the Annuity Commencement Date by giving us Written Notice at least 30 days before the old Annuity Commencement Date (and at least 30 days before the new Annuity Commencement Date). An Annuity Commencement Date must be the first day of any calendar month.

     Supplementary Contracts. In any case where we provide an annuity under this Contract, we will issue a Supplementary Contract to the named annuitant describing the terms and conditions of the relationship created between the annuitant and our Company, including any guarantees we undertake.

     Sufficiency Of Payment. No annuity will be purchased if your funds or the Participant's Account Value under this Contract are insufficient. We shall not be responsible for the lack of sufficient funds held under this Contract to purchase an annuity.

Annuity Purchase Rates

     The annuity purchase rates are guaranteed to be at least as favorable as the amounts shown in the Table of Guaranteed Maximum Rates found in your Contract. If, at the time you purchase your annuity, we offer annuities on a more favorable basis than that guaranteed in the Contract, we will apply the more favorable rate. We reserve the right to modify the Table of Guaranteed Maximum Rates for benefits of Participants who enter the Plan after sixty (60) days Written Notice to you of such modification.

Annuity Payments

     The amount of each annuity payment will depend on the sex and age of the Annuitant (except in cases where unisex rates are required) as of the Annuity Commencement Date. A choice may be made to receive payouts once each month, four times each year, twice each year or once each year. The Account Value used to effect Annuity Payouts will be calculated as of the Annuity Commencement Date.

     We will determine the valuation of all assets in the Subaccount in accordance with the provisions of applicable laws, rules and regulations. Our method of determination of the value of an Accumulation Unit will be conclusive upon the Participant and any recipient of a death benefit.

     After the Annuity Commencement Date, you may not change the Annuity Payout option.

     The annuity payments may be more or less than the total deposits, and more or less than the Account Value, because Annuitants may die before the actuarially predicted date of death. Therefore, the dollar amount of annuity payments cannot be predicted. The method of computing the annuity payments is described in more detail in the Statement of Additional Information.

     We may choose to pay the Account Value in cash if the annuity payout would be less than $[100] annually. If the annuity option chosen results in Annuity Payouts of less than $25 per month, the frequency will be changed so that Annuity Payouts will be at least $25.

     Once annuity payments have begun and we later discover that the age or gender of an annuitant or contingent annuitant has been misstated, the payment shall be adjusted based on the correct age and gender from the date payments began. If we underpaid, we will pay the underpaid amount in full with the next annuity payment. If we overpaid, we shall deduct the overpayments from future annuity payments until we are repaid in full.

     No annuity option may be assigned or attached, except, if applicable, those benefits assigned or attached by a Qualified Domestic Relations Order under
Section 414(p) of the Code, or pursuant to a Federal Tax Levy under Section 6331 of the Code.

     If we receive proof that a person receiving Annuity Payouts under this Contract is legally or mentally incompetent, the Annuity Payouts may be made to any person deemed a legal representative by a court of competent jurisdiction or as otherwise provided by applicable state law.

     We may, at any time, require proof that any payee under this Contract is living when payout is contingent upon survival of that payee.

     After the Annuity Commencement Date, the Account Value may not be withdrawn, nor may the Contract be surrendered.

     Rights of Annuitants and Beneficiaries. The Annuitant may name the Beneficiary or Contingent Annuitant for any purchased annuity option. The Annuitant may change the Beneficiary at any time without the consent of the previous Beneficiary unless the previous designation provides otherwise. However, if the Annuitant is married, the Annuitant's spouse must agree in writing to another person being named Beneficiary or Contingent Annuitant if required by the Plan or applicable law. The change is effective when written notice is received by us. The annuity option or the Contingent Annuitant may not be changed. The Beneficiary or the Contingent Annuitant does not have the right to name the Beneficiary.

     If the Annuitant dies and there is no named Beneficiary living at the time of the Annuitant's death, the Annuitant's estate will be paid any remaining guaranteed Annuity Payouts, under a period certain annuity option, in one lump sum. If the named Beneficiary is receiving guaranteed Annuity Payouts and dies, the remaining Annuity Payouts will be paid in one lump sum to the contingent Beneficiary if living at the time of the Beneficiary's death. Payment will otherwise be made to the Beneficiary's estate.

                      Statement of Additional Information

                                    for the

                          [________________________]

                        Group Variable Annuity Contract
                        -------------------------------

                                Issued Through
                              Separate Account C

                                  Offered by
                          Standard Insurance Company


     This statement of additional information ("SAI") should be read in conjunction with the Prospectus of Separate Account C (the "Variable Account") dated _________________, 1999. You may obtain a copy of Separate Account C's Prospectus on request and without charge. Please write Standard Insurance Company, Retirement Plans Division, P.O. Box 711, Portland, Oregon 97207 or call 1-800-XXX-XXXX.

     The special terms used in this SAI are the ones defined in the Prospectus.

--------------------------------------------------------------------------------

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus for your Contract and the underlying mutual funds.

     The date of this Statement of Additional Information is ________________, 1999.

                               Table of Contents

Additional Contract Provisions.................................................................  3
 Your Responsibilities.........................................................................  3
 Assignment....................................................................................  3
 Non-Waiver....................................................................................  3
 Data Supplied By You..........................................................................  4
 Entire Contract...............................................................................  4
 Amendment.....................................................................................  4
 Modification..................................................................................  4
 Incontestability..............................................................................  4
 Nonparticipation..............................................................................  4
Independent Auditors...........................................................................  5
Books and Records..............................................................................  5
Distribution of the Contracts..................................................................  5
Legal Matters..................................................................................  5
Calculation of Variable Account and Adjusted Historic Portfolio Performance Data...............  6
 Average Annual Total Returns..................................................................  6
 Non-Standard Subaccount Total Returns.........................................................  7
 Adjusted Historic Portfolio Performance Data..................................................  7
 Effect of the Quarterly Administration Charge on Performance Data.............................  7
Historic Performance Data......................................................................  8
 General Limitations...........................................................................  8
 Time Periods before the Date the Variable Account Commenced Operations........................  8
 Tables of Adjusted Historic Total Return Quotations...........................................  8
Federal Tax Matters............................................................................ 10
 General....................................................................................... 10
 Qualified Plans............................................................................... 10
 Public School Systems and Section 501(C)(3) Organizations (403(B))............................ 10
 Qualified Corporate Employee's Pension and Profit-Sharing Trusts and Qualified Annuity Plans.. 11
 Deferred Compensation Plans (457 Plans)....................................................... 11
 Simplified Employee Pension Plans (SEP)....................................................... 12
 Savings Incentive Matched Plan for Employees (SIMPLE)......................................... 12
 Tax on Distributions from Qualified Contracts................................................. 12
 Tax Status of the Contracts................................................................... 13
 Other Considerations.......................................................................... 14
Addition, Deletion or Substitution of Investments.............................................. 14
Other Information.............................................................................. 15
 Financial Statements.......................................................................... 15

     In order to supplement the description in the prospectus, the following provides additional information about The Standard and the Contract, which may be of interest to a prospective purchaser.

                         Additional Contract Provisions

Your Responsibilities

     Authority To Control And Manage. You (or person(s) you nominate) are the Plan Administrator who has the authority to control and manage the operation and administration of the Plan and Plan assets. We do not assume this responsibility.

     Retain Legal And Accounting Advice. You must obtain your own legal and accounting advice concerning your Plan.

     Meeting Legal Deadlines. You are responsible for meeting all filing deadlines with the IRS and the Department of Labor. This also includes securing and maintaining the qualified status of your Plan, if applicable. We are not responsible for payment of any damages, fines, or penalties for the acts or omissions of the Plan Administrator.

Assignment

     Assignment, Pledge, Or Transfer. You can assign, pledge, or transfer ownership of this Contract, but only if we have given you prior consent pursuant to a Written Notice and only if the assignment, pledge, or transfer complies with applicable state and federal law.

     Commutation, Anticipation, or Encumbrance. Any payments or benefits provided for by this Contract shall not be subject to commutation, anticipation, encumbrance, or alienation by any person, individual, or institution entitled to such payments or benefits unless it complies with applicable state or federal law and we have given you consent pursuant to a Written Notice prior to that transaction.

     Seizure By Operation Of Law. Furthermore, no payment or benefit provided for by this Contract shall be seized, taken, appropriated, or applied by any legal or equitable process or operation of law to pay any debt or liability of any person entitled to such payments or benefits, except to the extent provided by applicable law and only if we have consented in a prior Written Notice.

Non-Waiver

     Our failure to enforce any provision of this Contract at any time shall not affect our right, by doctrine of waiver, estoppel, or otherwise, to enforce that provision or any other provision at any other time.

Data Supplied By You

     You shall furnish any information that we may reasonably require in order to administer this Contract. We will be permitted to rely conclusively upon any statement by you or information you provide. All statements that you make will, in the absence of fraud, be deemed representations and not warranties.

Entire Contract

     This Group Annuity Contract, the attached Schedules and Endorsements, and the Contract Application, constitute the entire Contract between you, the Contractowner, and our Company. We are responsible for performing only those duties, obligations, and responsibilities specifically described in this Contract.

Amendment

     Description. You and our Company may amend this Contract by mutual agreement. Such an Amendment must be signed by your authorized representative and our President or one of our Vice Presidents.

     This Contract may be amended without the consent of any employee, Participant, or beneficiary of the Plan.

     Authority To Sign. No other person has the authority to sign a contract, amend this Contract, or waive any provision of this Contract on our behalf.

Modification

     Modifications To Comply With Applicable Law. We may unilaterally modify any provision of this Contract without your consent in order to comply with applicable laws or regulations. However, we shall give you Written Notice of any such compliance changes.

     Modifications We Propose. We may propose other modifications to the Contract which will be effective no sooner than sixty (60) days after we have given you Written Notice. You may reject our proposed modification by giving us Written Notice before it becomes effective.

Incontestability

     We will not contest the Contract after the issue date.

Nonparticipation

     The Contract does not participate in our surplus earnings or profits. We will not pay dividends on this Contract.

                              Independent Auditors

     The financial statements of The Standard appearing in this SAI and Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Deloitte & Touche LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing. Financial statements for the Variable Account are not available, because the Variable Account has not commenced operations as of the date of this prospectus.

                               Books and Records

     All accounts, books, records and other documents which are required to be maintained for the Variable Account are maintained by The Standard.

                         Distribution of the Contracts

     [Name and address] acts as distributor for the Contracts.
[_________________] is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

     We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but we reserve the right to discontinue the offering. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of [name of distributor], or broker-dealers having selling agreements with [name of distributor], or broker-dealers having selling agreements with such broker-dealers.

     We may pay sales commissions to broker-dealers up to an amount equal to 2% of the deposits paid and 1% annually of the assets under a Contract. We expect the broker-dealers to compensate sales representatives in varying amounts from these commissions. We may pay other distribution expenses such as production incentive bonuses, an agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts other than those described in the prospectus. [_____________] has received no underwriting commissions for the last three fiscal years, because the variable account had not yet commenced operations.

                                 Legal Matters

     [Name, Title], Standard Insurance Company, has passed upon all matters relating to Oregon law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

Calculation of Variable Account and Adjusted Historic Portfolio Performance Data

     We may advertise and disclose historic performance data for the Subaccounts, including standard annual total returns, and nonstandard measures of performance of the Subaccounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

Average Annual Total Returns

     Sales literature or advertisements may quote average annual total returns for one or more of the Subaccounts for various periods of time.

     When a subaccount has been in operation for 1, 5, and 10 years, respectively, we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

     Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

     We calculate the standard average annual total returns using Subaccount unit values that we calculate on each valuation day based on the performance of the Subaccount's underlying portfolio, the deductions for the Insurance and Financial Services Fee, and the deductions for the quarterly Administration Charge. The calculation assumes that we deduct a quarterly Administration Charge of $[_______] at the end of each calendar quarter. For purposes of calculating average annual total return, we use an average per-dollar per-day quarterly Administration Charge attributable to the hypothetical subaccount for the period. The calculation also assumes total surrender of the Contract at the end of the period for the return quotation and will take into account the withdrawal charge applicable to the Contract that we assess on surrenders of Account Value.

     We calculate the standard total return by the following formula:

     TR          =    ((ERV/P)/1/N/) - 1

     Where:

     TR          =    the average annual total return net of Subaccount
                      recurring charges.
     ERV         =    the ending redeemable value (net of any applicable
                      withdrawal charge) of the hypothetical
                      subaccount at the end of the period.
     P           =    a hypothetical initial payment of $1,000.
     N           =    the number of years in the period.

Non-Standard Subaccount Total Returns

     Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any withdrawal charges. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical subaccount for the period with an ending value for the period that does not take into account any withdrawal charges.

     We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

           CTR     =    (ERV/P) - 1

           Where:

           CTR     =    the cumulative total return net of Subaccount recurring
                        charges for the period.
           ERV     =    the ending redeemable value of the hypothetical
                        investment at the end of the period.
           P       =    a hypothetical single payment of $1,000.

Adjusted Historic Portfolio Performance Data

     Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic Portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

     We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

Effect of the Quarterly Administration Charge on Performance Data

     The Contract provides for the deduction of a $[_____] quarterly Administration Charge at the end of each calendar quarter from the Fixed Account and the Subaccounts. We base it on the proportion that the value of each such Account bears to the total Account Value. For purposes of reflecting the quarterly Administration Charge in yield and total return quotations, we convert the quarterly Administration Charge into a per-dollar per-day charge based on the average Account Value in the Subaccount for all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

                           Historic Performance Data

General Limitations

     The funds have provided the portfolios' performance data. We derive the Subaccount performance data from the data that the funds provide. In preparing the tables below, we relied on the funds' data. While we have no reason to doubt the accuracy of the figures provided by the funds, we have not verified those figures.

Time Periods before the Date the Variable Account Commenced Operations

     Variable Account may also disclose non-standardized total return for time periods before the variable account commenced operations. This performance data is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.

Tables of Adjusted Historic Total Return Quotations

     The tables below set out the adjusted historic total returns for the
portfolios for various periods as of December 31, 1998.   This performance data
is based on the actual performance of the portfolios since their inception, adjusted to reflect the effect of the current level of charges that apply to the subaccounts under the Contract.

------------------------------------------------------------------------------------------------------------------
                                                      Table 1

                        Adjusted Historic Portfolio Total Return As Of December 31, 1998 /1/
                                          Assuming Contract Is Surrendered

                                          Average Annual Total Return /2/
------------------------------------------------------------------------------------------------------------------
                                            With Standard Death Benefit
------------------------------------------------------------------------------------------------------------------
Portfolio                          Inception Date/1/   1 Year (%)  5 Year (%)  10 Year (%)  Since Inception (%)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

    /1/ The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.

    /2/ Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; (3) reflects the deduction of X.XX% in annual variable account charges and a $[_____] quarterly Administrative Charge, and (4) the applicable withdrawal charge. The impact of the quarterly Administration Charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.XXX% of Subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the deposits.

    /3/ Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

------------------------------------------------------------------------------------------------------------------
                                                      Table 2

                        Adjusted Historic Portfolio Total Return As Of December 31, 1998 /1/
                                        Assuming Contract Is Not Surrendered

                                           Average Annual Total Return/2/
------------------------------------------------------------------------------------------------------------------
                                            With Standard Death Benefit
------------------------------------------------------------------------------------------------------------------
Portfolio                             Inception Date/1/   1 Year (%)  5 Year (%)  10 Year (%)  Since Inception (%)
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

    /1/ The variable account has not yet commenced operations. Once available, standardized performance data for the periods after the inception of Contract sales will reflect the actual performance of the Contracts.

    /2/ Total return includes changes in share price, reinvestment of dividends, and capital gains. The performance figures: (1) represent past performance and neither guarantee nor predict future investment results; (2) assume an initial hypothetical investment of $1,000 as required by the SEC for the standardized returns; and (3) reflects the deduction of X.XX% in annual variable account charges and a $[______] quarterly Administrative Charge. The applicable withdrawal charge is not deducted. The impact of the quarterly Administration Charge on investment returns will vary depending on the size of the Contract and is reflected as an annual charge of 0.XXX% of subaccount assets. The investment return and value of a Contract will fluctuate so that a Contract, when surrendered, may be worth more or less than the amount of the purchase payments.

    /3/ Total returns reflect that certain investment advisers waived all or part of the advisory fee or reimbursed the portfolio for a portion of its expenses. Otherwise, total returns would have been lower.

                              Federal Tax Matters

General

     The operations of the Variable Account form a part of, and are taxed with, the operations of The Standard under the Internal Revenue Code of 1986, as amended (the "code"). Investment income and realized net capital gains on the assets of the Variable Account are reinvested and taken into account in determining the accumulation and annuity unit values. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the contract. Under existing federal income tax law, The Standard believes that Variable Account investment income and realized net capital gains are not taxed to the extent they are retained as part of the reserves under the contracts. Accordingly, The Standard does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore it does not intend to make any provision for such taxes. However, if changes in the federal tax laws or interpretations thereof result in The Standard's being taxed on income or gains attributable to the Variable Account, then The Standard may impose a charge against the Variable Account in order to make provision for payment of such taxes.

Qualified Plans

     The rules governing the tax treatment of contributions and distributions under qualified plans, as set forth in the code and applicable rulings and regulations, are complex and subject to change. These rules also vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of contracts with the various types of plans, based on The Standard's understanding of the current federal tax laws as interpreted by the Internal Revenue Service. Purchasers of contracts for use with such a plan and plan participants and beneficiaries should consult counsel and other competent advisors as to the suitability of the plan and the contract to their specific needs, and as to applicable code limitations and tax consequences. Participants under such plans, as well as contractowners, annuitants and beneficiaries, should also be aware that the rights of any person to any benefits under such plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the contract.

     Following are brief descriptions of the various types of plans and of the use of contracts in connection therewith.

Public School Systems and Section 501(C)(3) Organizations (403(B))

     Payments made to purchase annuity contracts by public school systems or certain Section 501(c)(3) organizations for their employees are excludable from the gross income of the employee to the extent that aggregate payments for the employee do not exceed the exclusion allowance provided by Section 403(b) of the code, the over-all limits for excludable contributions of Section 415 of the code or the limit on elective contributions. Furthermore, the investment results of the fund or series credited to the account are not taxable until benefits are received either in the form of annuity payouts or in a single sum.

     If an employee's individual account is surrendered, usually the full amount received would be includable in income for that year at ordinary rates.

Qualified Corporate Employee's Pension and Profit-Sharing Trusts and Qualified Annuity Plans

     Payments made by a corporate employer and the increments on all payments for qualified corporate plans are not taxable as income to the employee until distributed. However, the employee may be required to include these amounts in gross income before distribution if the qualified plan or trust loses its qualification. Corporate plans qualified under Sections 401(a) or 403(a) of the code are subject to extensive rules, including limitations on maximum contributions or benefits.

     Distributions of amounts in excess of nondeductible employee contributions allocated to such distributions are generally taxable as ordinary income. If an employee or beneficiary receives a lump sum distribution, that is, if the employee or beneficiary receives in a single tax year the total amounts payable with respect to that employee and the benefits are paid as a result of the employee's death or separation from service or after the employee attains
59 1/2, taxable gain may be either eligible for special lump sum averaging treatment or, if the recipient was age 50 before January 1, 1986, eligible for taxation at a 20% rate to the extent the distribution reflects payouts made before January 1, 1974. For plan years beginning after December 31, 1996, tax exempt organizations (except state or local governments) may have 401(k) plans. These special tax rules are not available in all cases.

Deferred Compensation Plans (457 Plans)

     Under the code provisions, employees and independent contractors (participants) performing services for state and local governments and tax-exempt organizations may establish deferred compensation plans. Plans of state or local governments established on August 20, 1996, or later, must hold all assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries. Governmental
Section 457 plans that were in existence before August 20, 1996 are allowed until January 1, 1999 to meet this requirement. While participants in such plans may be permitted to specify the form of investment in which their plan accounts will participate, all such investments are owned by the sponsoring employer and are subject to the claims of its creditors. The amounts deferred under a plan which meet the requirements of Section 457 of the code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. Deferrals are taxed as compensation from the employer when they are actually or constructively received by the employee. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $7,500 (as indexed) or 33 1/3% of the participant's includable compensation. However, in limited circumstances, up to $15,000 may be deferred in each of the last three years before retirement.

Simplified Employee Pension Plans (SEP)

     An employer may make contributions on behalf of employees to a SEP as provided by Section 408(k) of the code. The contributions and distribution dates are limited by the code provisions. All distributions from the plan will be taxed as ordinary income. For tax years after 1996, salary reduction SEP's (SAR/SEP) may no longer be established. However, SAR/SEPs in existence prior to January 1, 1997 may continue to receive contributions.

     Any distribution before the employee attains age 59 1/2 (except in the event of death or disability) or the failure to satisfy certain other code requirements may result in adverse tax consequences.

Savings Incentive Matched Plan for Employees (SIMPLE)

     Employers with 100 or fewer employees who earned $5,000 during the proceeding year, may establish SIMPLEs. For tax years beginning after December 31, 1996, SIMPLE plans are available and may be in the form of an IRA or part of a 401(k) plan. Under a SIMPLE IRA, employees are permitted to make elective contributions to an IRA, stated as a percentage of the employees compensation, but not to exceed $6,000 annually as indexed. Such deferrals are not subject to income tax until withdrawn. Withdrawals made by an employee in the first two years of the employee's participation are subject to a 25% penalty. Later withdrawals are subject to penalties applicable to IRAs. Under a SIMPLE 401(k), employee deferrals are limited to no more than $6,000 annually. Employer contributions are usually required for each type of SIMPLE.

Tax on Distributions from Qualified Contracts

     The following rules generally apply to distributions from contracts purchased in connection with the plans discussed previously, other than deferred compensation plans.

     The portion, if any, of any contribution under a contract made by or on behalf of an individual which is not excluded from the employee's gross income (generally, the employee's own nondeductible contributions) constitutes the investment in the contract. If a distribution is made in the form of annuity payouts, the employee's investment in the contract (adjusted for certain refund provisions) divided by the life expectancy (or other period for which annuity payouts are expected to be made) constitutes a tax-free return of capital each year. The dollar amount of annuity payouts received in any year in excess of such return is taxable as ordinary income. All distributions will be fully taxable once the employee is deemed to have recovered the dollar amount of the investment in the contract.

     If a surrender of or withdrawal from the contract is effected and distribution is made from the plan in a single payout, the proceeds may qualify for special lump sum distribution treatment under certain qualified plans, as discussed above. Otherwise, the amount by which the payment exceeds the investment in the contract (adjusted for any prior withdrawal) allocated to that payment, if any, will be taxed as ordinary income in the year of receipt. Rules generally provide that all distributions which are not received as an annuity will be taxed as a pro rata distribution of taxable and nontaxable amounts (rather than as a distribution first of nontaxable amounts).

     Distributions from qualified plans, Keoghs, SEPs, 403(b) plans and IRAs will be subject to a 10% penalty tax if made before age 59 1/2 unless certain other exceptions apply. Failure to meet certain minimum distribution requirements for the above plans, as well as for Section 457 plans, will result in a 50% excise tax. Various other adverse tax consequences may also be potentially applicable in certain circumstances to these types of plans.

     Upon an employee's death, the taxation of benefits payable to the beneficiary generally follows these same principles, subject to a variety of special rules.

Tax Status of the Contracts

  Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

  Diversification Requirements. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the Contracts be "adequately diversified" in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

  Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings.
While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

  Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, Section72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, Section 72(s requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of a owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designed by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

     The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

     Other rules may apply to Qualified Contracts.

Other Considerations

     It should be understood that the foregoing comments about the federal tax consequences under these contracts are not exhaustive and that special rules are provided with respect to other tax situations not discussed herein. Further, the foregoing discussion does not address any applicable state, local or foreign tax laws. Finally, in recent years numerous changes have been made in the federal income tax treatment of contracts and retirement plans, which are not fully discussed above. Before an investment is made in any of the contracts, a competent tax advisor should be consulted.

               Addition, Deletion or Substitution of Investments

     We cannot and do not guarantee that any of the Subaccounts will always be available for deposits, allocations, or transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any portfolio held by a Subaccount and to substitute shares of another portfolio of the underlying mutual funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in our judgment, investment in any portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent the 1940 Act requires, substitutions of shares attributable to a Participant's interest in a Subaccount will not be made without prior notice to you and the Participant and the SEC's prior approval. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of your requests.

     We may establish new subaccounts when, in our sole discretion, marketing, tax, investment or other conditions warrant. We may make any new subaccounts available to existing Contractowners or Participants on a basis we determine. Each additional subaccount will purchase shares in a mutual fund portfolio or other investment vehicle. We may also eliminate one or more Subaccounts, if in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event we eliminate any subaccount, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount.

     In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the Contracts as may be necessary or appropriate to reflect such substitution or change. Furthermore, if we deem it to be in the best interests of persons having voting rights under the Contracts, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required, or (iii) combined with one or more other variable accounts. To the extent permitted by applicable law, we may also transfer the assets of the Variable Account associated with the Contracts to another account or accounts.

                               Other Information

     We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

Financial Statements

     The Standard's financial statements appear on the following pages.

Part C

Item 24.      Financial Statements and Exhibits

(a)           Financial Statements
              All required financial statements are included in Part B of this Registration Statement.

(b)           Exhibits
  (1)         Resolution of the Board of Directors of Standard Insurance Company
              (the "Company") authorizing establishment of Separate Account C
              (the "Separate Account")./1/
  (2)         Not applicable.
  (3)  (a)    Form of Distribution Agreement./2/
       (b)    Form of Sales Agreement./2/
  (4)  (a)    Form of Contract for Group Variable Annuity./1/
       (b)    Form of Certificate./2/
       (c)    Form of Section 403 (b) Rider./1/
       (d)    Form of Section 457 Rider./1/
  (5)         Form of Application for the Group Variable Annuity./2/
  (6)  (a)    Articles of Incorporation of Standard Insurance Company./1/
       (b)    By-Laws of Standard Insurance Company./1/
  (7)         Not Applicable.
  (8)         Participation Agreements between Funds and Standard Insurance
              Company./2/
  (9)         Opinion and Consent of ___________, Esq./2/
  (10) (a)    Consent of Sutherland Asbill & Brennan LLP./2/
       (b)    Consent of Auditors./2/
  (11)        No financial statements will be omitted from Item 23.
  (12)        Not applicable.
  (13)        Schedule of Performance Computations./2/
  (14)        Not applicable.
  (15)        Powers of Attorney./1/

-------------------

/1/    Filed herewith.

/2/    To be filed by amendment.

Item 25.      Directors and Officers of Standard Insurance Company

Name and Principal Business Address             Position and Office with Depositor
-----------------------------------             ----------------------------------
Ronald E. Timpe                                 President, Chief Executive Officer, and
                                                Director
V. L. Anderson                                  Director
F.W. Buckman                                    Director
J.E. Chapoton                                   Director
B.J. Galt                                       Director
R. Geary                                        Director
P.T. Johnson                                    Director
P.O. Kohler                                     Director
J.J. Meyer                                      Director
R.R. Peterson                                   Director
E.K. Stepp                                      Director
W. Swindells                                    Director
M.G. Thorne                                     Director
F.E. Ulf, III                                   Director
B.R. Whiteley                                   Director
Eric E. Parsons                                 Senior Vice President and Chief Financial
                                                Officer
E. Wayne Atteberry                              Senior Vice President
Kim W. Ledbetter                                Senior Vice President
Douglas T. Maines                               Senior Vice President
James R. Bloyer                                 Vice President
Donald F. Bowler, Jr.                           Vice President
Jeffrey C. Carey                                Vice President
Neal W. King                                    Vice President
David B. Mansfield                              Vice President
J. Gregory Ness                                 Vice President and Corporate Secretary
Forrest A. Richen                               Vice President
Wayne V. Roberts                                Vice President
Michael P. Roy                                  Vice President
Wilbur R. Willard                               Vice President
Patricia J. Brown                               Assistant Vice President, Controller and
                                                Treasurer
Dr. Randy Ellerbrook                            Medical Director

Principal business address is:

  1.    1100 S.W. 6th Avenue, Portland, OR  97204

Item 26. Persons Controlled By or Under Common Control With the Depositor or Registrant

                                 Percent of Voting
Name         Jurisdiction        Securities Owned          Principal Business
----         ------------        -----------------         ------------------

[To be added by subsequent amendment.]


Item 27.      Number of Contractowners

     As of the date hereof, there are no contract owners.

Item 28.      Indemnification

     Under its Articles of Incorporation and By-laws, Standard Insurance Company, to the full extent permitted by the Oregon Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Standard Insurance Company, as provided below.

(a)  Articles of Incorporation
     -------------------------

       No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

       The Corporation may indemnify to the fullest extent permitted by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the corporation) by reason of the fact that the person is or was a director, officer or employee of the corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the corporation, or serves or served at the request of the corporation as a director, officer or employee, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. This Article shall not be deemed exclusive of any other provisions for indemnification of directors, officers and fiduciaries that may be included in any statute, bylaw, agreement, resolution of shareholders or directors or otherwise, both as to action in any official capacity and action in another capacity while holding office.

(b)  By-laws
     -------

       The Corporation shall indemnify to the fullest extent not prohibited by law, any current or former director or officer of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person's good faith belief that the person is entitled to indemnification under this Article and (ii) the person's agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under this Article. No amendment to these Bylaws that limits the Corporation's obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later to occur of the effective date of the amendment or the date notice of the amendment is given to the person. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries that may be included in the Articles of Incorporation or any statute, bylaw, agreement, general or specific action of the Board of Directors, vote of shareholders or other document or arrangement.

Item 29.      Principal Underwriter

[To be added by subsequent amendment.]

     (a) [______________] is the registrant's principal underwriter. It is also the principal underwriter for [__________________].

     (b) Officers and Directors of [_________________], and their addresses, are as follows:

Name and Principal Business Address*  Positions and Offices with the Underwriter
-----------------------------------   ------------------------------------------

[To be added by subsequent amendment.]

* All of the persons listed above have as their principal business address:
________________.

(c)(1)                    (2)                    (3)                (4)                  (5)
Name of             Net Underwriting
Principal           Discounts and          Compensation on     Brokerage
Underwriter         Commissions            Redemption          Commissions           Compensation
-----------         ----------------       ---------------     -----------           ------------

As of this date, no compensation has been paid to the underwriter.

Item 30.  Location of Books and Records

     All of the accounts, books, records or other documents required by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Standard Insurance Company at 1100 S.W. 6th Avenue, Portland, OR 97207 and by [________].

Item 31.  Management Services

     All management contracts are discussed in Part A or Part B of this registration statement.

Item 32.  Undertakings and Representations

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Standard Insurance Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

     (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) The Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Separate Account C, has caused this registration statement to be signed on its behalf, in the City of Portland, and the State of Oregon, on this 11 day of October, 1999.

                         SEPARATE ACCOUNT C (Registrant)



                         By: /s/ Eric E. Parsons
                             -----------------------------
                             Eric E. Parsons
                             Senior Vice President and
                             Chief Financial Officer
                             Standard Insurance Company

                         By: STANDARD INSURANCE COMPANY
                             (Depositor)


                             By: /s/ Eric E. Parsons
                                 -------------------------
                                 Eric E. Parsons
                                 Senior Vice President and
                                 Chief Financial Officer
                                 Standard Insurance Company


     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                          Title                            Date
--------------------------------  ----------------------------------------  ---------------------
/s/ Ronald E. Timpe
_________________________         Chairman of the Board, President, and          October 11, 1999
Ronald E. Timpe                   Chief Executive Officer

/s/ Eric E. Parsons
_________________________         Senior Vice President and Chief                October 11, 1999
Eric E. Parsons                   Financial Officer

/s/ Patricia J. Brown
_________________________         Assistant Vice President, Controller           October  8, 1999
Patricia J. Brown                 and Treasurer

/s/ V. L. Anderson
_________________________*        Director                                       October __, 1999
V. L. Anderson

/s/ F. W. Buckman
_________________________*        Director                                       October __, 1999
F. W. Buckman

/s/ J. E. Chapoton
_________________________*        Director                                       October __, 1999
J. E. Chapoton




/s/ B. J. Galt
_________________________*        Director                                          October __, 1999
B. J. Galt

/s/ R. Geary
_________________________*        Director                                          October __, 1999
R. Geary

/s/ P. T. Johnson
_________________________*        Director                                          October __, 1999
P. T. Johnson

/s/ P. O. Kohler
_________________________*        Director                                          October __, 1999
P. O. Kohler

/s/ J. J. Meyer
_________________________*        Director                                          October __, 1999
J. J. Meyer

/s/ R. R. Peterson
_________________________*        Director                                          October __, 1999
R. R. Peterson

/s/ E. K. Stepp
_________________________*        Director                                          October __, 1999
E. K. Stepp

/s/ W. Swindells
_________________________*        Director                                          October __, 1999
W. Swindells

/s/ M. G. Thorne
_________________________*        Director                                          October __, 1999
M. G. Thorne

/s/ F. E. Ulf, III
_________________________*        Director                                          October __, 1999
F. E. Ulf, III

/s/ B. R. Whiteley
_________________________*        Director                                          October __ , 1999
B. R. Whiteley




/s/ J. Gregory Ness               On October 12, 1999, as Attorney-in-Fact pursuant to powers of
_________________________         attorney filed herewith.
* By:  J. Gregory Ness


                                 Exhibit Index


Exhibit 1 Resolution of the Board of Directors of Standard Insurance Company authorizing establishment of Separate Account C

Exhibit 4(a)    Form of Contract for the Group Variable Annuity

Exhibit 4(c)    Form of Section 403(b) Rider

Exhibit 4(d)    Form of Section 457 Rider

Exhibit 6(a)    Articles of Incorporation of Standard Insurance Company

Exhibit 6(b)    By-Laws of Standard Insurance Company

Exhibit 15      Powers of Attorney